UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933


03021206

METROPOLIS TECHNOLOGIES, CORP.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

2384 Yonge Street, Suite 1232
Toronto, Ontario, M4P 3E4
416-434-3333
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Jonathan D. Leinwand, P.A.
12955 Biscayne Blvd., Suite 328, North Miami, FL 33181
(305) 981-4524

(Name, address, including zip code, and telephone number, including area code, of agent for service)

5045	98-0393510
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors are:

Don Daniel Lee Ferguson
1232-2384 Yonge Street, Suite 1232
Toronto, Ontario, M4P 3E4

(a) the issuer's officers

Don Daniel Lee Ferguson, President
1232-2384 Yonge Street, Suite 1232
Toronto, Ontario, M4P 3E4

(a) the issuer's general partners
Not applicable

(a) record owners of 5 percent or more of any class of the issuer's equity securities

Eamonn Flynn
250 Cameron Ave.
Toronto, ON M2N 1E7

Matador Consulting
Beneficial Owner: Anita Mallick
100-260 Adelaide St. East
Toronto, ON M5A 1N1

Don Daniel Lee Ferguson
1232-2384 Yonge Street, Suite 1232
Toronto, Ontario, M4P 3E4

DS Consulting, Inc.
BENEFICIAL OWNER Shully Partusch
100 Pico Court, Richmond Hill, Ontario, L4J 8P3

1282864 Ontario Inc.
Beneficial Owner: Pierre Ber
500 Glencairn Avenue, Unit 310
Toronto, Ontario M6B 1Z1

(e) The record holders named above are also the beneficial owners of the shares they hold of record.

(f) Promoters of the issuer
Don Daniel Lee Ferguson
1232-2384 Yonge Street, Suite 1232
Toronto, Ontario, M4P 3E4

(g) affiliates of the issuer
Don Daniel Lee Ferguson
DS Consulting, Inc.

(h) counsel to the issuer with respect to the proposed offering:
Jonathan D. Leinwand, P.A.
Jonathan D. Leinwand, Esq.
12955 Biscayne Blvd., Suite 328
North Miami, FL 33181

(i) each underwriter with respect to the proposed offering:

The Company does not intend to use any underwriters with respect to the offering.

(j) The underwriter's directors

Not applicable

(k) The underwriter's officers:

Not applicable

(l) The underwriter's general partners:

Not applicable

(m) Counsel to the underwriter:

Not applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None of the above named persons is subject to the disqualification provisions of Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

None of the affiliates of the Company will be selling any shares in this offering. While, 1282864 Ontario Inc. holds more than 10% of the outstanding stock of the Company, the Company does not consider 1282864 Ontario Inc. to be an affiliate. 1282864 Ontario Inc. is beneficially owned by Pierre Ber, and neither the company nor Pierre Ber are under common control, directly or indirectly with the issuer. Additionally, there are no agreements between 1282864 Ontario Inc. and any affiliate or any other shareholder with regard to the voting or disposition of the shares held by 1282864 Ontario Inc. Lastly, due to the concentration of ownership in other holders, 1282864 Ontario Inc. will not be able to directly influence the Company.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The securities will only be offered for resale by the Selling Shareholders named below.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities offered by this prospectus may be sold by the selling security holders or by those, to whom such shares are transferred. We are not aware of any underwriting arrangements that have been entered into by the selling security holders. The distribution of the securities by the selling security holders may be effected in one or more transactions that may take place in the over-the-counter market, including broker's transactions, privately negotiated transactions or through sales to one or more dealers acting as principals in the resale of these securities.

Any of the selling security holders, acting alone or in concert with one another, may be considered statutory underwriters under the securities act of 1933, if they are directly or indirectly conducting an illegal distribution of the securities on behalf of our corporation. For instance, an illegal distribution may occur if any of the selling securities holders provide us with cash proceeds from their sales of the securities. If any of the selling shareholders are determined to be underwriters, they may be liable for securities violations in connection with any material misrepresentations or omissions made in this prospectus.

In addition, the selling security holders and any brokers and dealers through whom sales of the securities are made may be deemed to be "underwriters" within the meaning of the securities act, and the commissions or discounts and other compensation paid to such persons may be regarded as underwriters' compensation.

The selling security holders may pledge all or a portion of the securities owned as collateral for margin accounts or in loan transactions, and the securities may be resold pursuant to the terms of such pledges, accounts or loan transactions. Upon default by such selling security holders, the pledgee in such loan transaction would have the same rights of sale as the selling security holders under this prospectus. The selling security holders also may enter into exchange traded listed option transactions which require the delivery of the securities listed under this prospectus. The selling security holders may also transfer securities owned in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer without consideration, and upon any such transfer the transferee would have the same rights of sale as such selling security holders under this prospectus.

In addition to, and without limiting, the foregoing, each of the selling security holders and any other person participating in a distribution will be affected by the applicable provisions of the exchange act, including, without limitation, regulation m, which may limit the timing of purchases and sales of any of the securities by the selling security holders or any such other person.

There can be no assurances that the selling security holders will sell any or all of the securities. In order to comply with state securities laws, if applicable, the securities will be sold in jurisdictions only through registered or licensed brokers or dealers. In various states, the securities may not be sold unless these securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. Under applicable rules and regulations of the exchange act, as amended, any person engaged in a distribution of the securities may not simultaneously engage in market-making activities in these securities for a period of one or five business days prior to the commencement of such distribution.

All of the foregoing may affect the marketability of the securities. Pursuant to the various agreements we have with the selling securities holders, we will pay all the fees and expenses incident to the registration of the securities, other than the selling security holders' pro rata share of underwriting discounts and commissions, if any, which is to be paid by the selling security holders.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer:
Metropolis Technologies Corp. (f/k/a Plas-Tech, Inc. f/k/a B Squared Technologies)

(2) the title and amount of securities issued:
Common Shares

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof: $260,000 all shares being sold at $.01 per share.

(4) the names and identities of the persons to whom the securities were issued:

Eamonn Flynn
Matador Consulting
Don Daniel Lee Ferguson
DS Consulting, Inc.
1282864 Ontario Inc.
Edward Liberman
Erica Rubin
Rouslan Mouchailov
David Bilalov
NBI Multimedia LLC
Odissei Nafanailov
Efim Ierusalinsky (formerly an officer and director of the Corporation)
Wall Street Marketing
Dimitri Zolotov

Offerings by Affiliates

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The issuance of securities by the Corporation were made pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933 as amended. Such shares were sold to persons with whom the Issuer had a previous relationship. The purchasers had full access to all the information concerning the Issuer's business and to the officers of the issuer. Also, sales to non United States persons were made pursuant to Regulation S.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering ofany securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is not currently offering or contemplating offering securities other than those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

> There are no arrangements known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

METROPOLIS TECHNOLOGIES, INC.

OFFERING OF COMMON SHARES
12,500,000 Shares Maximum (No Minimum)
$.01 Price per share
(See Questions 9 and 10)
(108 pages)

Is there a commissioned selling agent selling the securities in this offering? [ ] Yes [x] No

Is there other compensation to selling agent(s)? [ ] Yes [x] No

Is there a finder's fee or similar payment to any person? [ ] Yes [x] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [x] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [x] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[x] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has not been registered for sale in any state.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 108 pages.

THE COMPANY

1. Exact Corporate Name: METROPOLIS TECHNOLOGIES, CORP.,
   State and Date of Incorporation: Nevada 1991
   Street Address of Principal Office 1232-2384 Yonge Street, Suite 1232
   Toronto, Ontario, M4P 3E4
   Company Telephone Number: (416) 434-3333
   Fiscal year: December 31.

   Person to contact at Company with respect to offering:
   Don Daniel Lee Ferguson
   1232-2384 Yonge Street, Suite 1232
   Toronto, Ontario, M4P 3E4

RISK FACTORS

Please consider the following risk factors before deciding to invest in the common stock.

RISKS ASSOCIATED WITH OUR COMPANY:

1. Our auditors may issue a going concern opinion because we may not be able to achieve our objectives and we may have to suspend or cease our proposed operations entirely.

Our auditors may issue a going concern opinion. This means that there may be doubt that we can continue with our proposed business operations for the next twelve months. We believe that if we do not raise at least $100,000 additional working capital from a subsequent offering, we may have to suspend or cease operations within 12 months.

2. We have no operating history and have maintained losses since inception, which we expect to continue into the near future.

We were incorporated in 1991 and only just recently commenced development of our first and only Rapid Application Development software algorithm called RAGE. We have not realized any revenues to date. We have no operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception is $100.000. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

the performance of our software development team

our ability to develop and successfully market our software

our ability to generate ongoing revenues

our ability to reduce development and marketing costs

our ability to compete with more established software development companies

Based upon our proposed plans, we expect to incur operating losses in future periods. This will happen because there are substantial costs and expenses associated with the research, development and marketing of software. We may fail to generate revenues in the future. Failure to generate revenues will cause us to go out of business.

3. Changes in our industry, breaches in our security measures may render our business plans obsolete. If we are unable to keep up with industry changes our proposed business will fail and you will lose your entire investment.

The software development industry in general and the Internet specifically, which is the medium that Metropolis will use to deploy its software is fast paced and rapidly changing. Our plans as they exist today may not be viable in the future. Shifts in technology, business and consumer demands, and acquisition of alternative software systems by businesses and consumers, and government regulations could hinder our strategy and growth plans. If we cannot keep up with changes in the software development industry our proposed business will fail and you will lose your entire investment.

Our business will suffer if we fail to adapt to evolving standards and technologies. The standards and technologies that make up data acquisition and delivery will evolve and change over time. We must adapt our services to maintain compatibility in the future to assure that we can continue to deliver high quality services in the industry. Our inability to deliver high quality services would lead to a decline in the demand for our services.

Third party breaches of database security could disrupt our operations and increase our capital expenditures. A party who is able to circumvent our security measures could misappropriate proprietary database information or cause interruptions in our operations. As a result we may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches, which could harm our business.

4. We face substantial competition from established and new companies in our industry. If we are unable to compete with these companies our proposed business will fail and you will lose your entire investment.

We face intense competition from established and new software development companies. We may not be able to compete effectively with these companies now or in the future. Many of our potential competitors have significantly greater financial, marketing, technical and other competitive resources, as well as greater name recognition, than we have. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in consumer requirements or may be able to devote greater resources to the promotion and sale of their software products. We may not be able to compete successfully with our potential and existing competitors. In addition, competition could increase if new companies enter the market or if existing competitors expand their products or services. An increase in competition could result in price reductions and loss of market share and could have a material adverse effect on our business, financial condition or results of operations. To be competitive we will need to continue to invest in engineering, research and development and sales and marketing. We may not have sufficient resources to make such investments or that we will be able to make the technological advances necessary to remain competitive. In addition, current and potential competitors have established or may in the future establish collaborative relationships among themselves or with third parties, including third parties with whom we have relationships, to increase the visibility and utility of their products and services. Accordingly, new competitors or alliances may emerge and rapidly acquire significant market share. If we are unable to compete with companies in the software development industry, our proposed business will fail and you will lose your entire investment.

5. We may experience unanticipated problems, expenses or delays in developing our software programs that may cause us to go out of business.

Our ability to successfully develop, produce and sell our software programs and to eventually generate operating revenues will depend on our ability to:

successfully develop and market our software products, including RAGE;

successfully continue to enhance our software products to keep pace with changes in technology and changes demanded by users of such software products; and

obtain the necessary financing to implement our business plan.

Given that we have no operating history, any revenues and only losses to date, we may not be to achieve any of these goals and we may never develop a sufficiently large customer base to be profitable.

6. We need financing from a subsequent financing contemplated in the next two quarters to continue development and marketing of RAGE and to implement our proposed business plan. If we do not raise at least $100,000.00 we will not be able to continue our proposed operations and you will lose your entire investment.

We need financing from this offering to complete the development of RAGE and to implement our proposed business plan. If we are unable to raise at least $100,000 we will not be able to undertake our proposed business operations and you will lose your entire investment. In addition, we may:

incur unexpected costs in completing the development of RAGE or encounter unexpected technical or other difficulties;

incur delays and additional expenses as a result of technology failure;

be unable to create a substantial market for our software products; or

incur significant and unanticipated expenses.

The occurrence of any of the aforementioned events could adversely affect our ability to meet our business plans. We will depend exclusively on outside capital to pay for the development and marketing of our software programs, including RAGE. Such outside capital may include borrowing. Capital may not be available to meet these continuing development costs or, if the capital is available, it may be on terms acceptable to us. The issuance of additional equity securities by us would result in a significant dilution in the equity interests of our current stockholders. Obtaining loans, assuming those loans would be available, will increase our liabilities and future cash commitments. If we were unable to obtain financing in the amounts required our proposed business will fail and you will lose your entire investment.

7. We expect to experience significant and rapid growth in the scope and complexity of our proposed business as we proceed with the development and sale of our software products. If we are unable to hire staff to handle sales and marketing of our products and manage our operations, our growth could harm our future business results and may strain our managerial and operational resources.

As we proceed with the development and sale of RAGE and any future proposed software products, we expect to experience significant and rapid growth in the scope and complexity of our business. We will need to hire staff to market our products, manage operations, handle sales and marketing efforts and perform finance and accounting functions. We will be required to hire a broad range of personnel in order to successfully advance our operations. This growth is likely to place a strain on our management and operational resources. If we fail to develop and implement effective systems, or hire and retain sufficient personnel for the performance of all of the functions necessary to effectively service and manage our proposed business, or fail to manage growth effectively, our proposed business will fail and you will lose your entire investment.

8. Unless we can establish significant sales of RAGE, we will have no ability to generate revenues and you will lose your investment.

We expect that a substantial portion, if not all, of our future revenue will be derived from the sale of our one software platform, RAGE. We expect that this product and its extensions and derivatives will account for a majority, if not all, of our revenue for the foreseeable future. Broad market acceptance of this software program is, therefore, critical to our future success and our ability to generate revenues. Failure to achieve broad market acceptance of this software program, as a result of competition, technological change, or otherwise, would significantly harm our business. Our future financial performance will depend on the successful introduction and market acceptance of this software program, and on the development, introduction and market acceptance of any enhancements. There can be no assurance that we will be successful in marketing this software program or any new software programs, applications or enhancements, and any failure to do so would significantly harm our business.

9. We have not competed development of RAGE and we have no contracts for the sale of RAGE if and when its development is completed. If we are unable to complete the development of RAGE and sell RAGE if and when it is completed we will not be able to generate revenues and you will lose your investment.

We have not completed the development of our first software platform RAGE. The success of our proposed business will depend on its completion and the acceptance of our products by the computer and technology industry, including businesses and the general public. Achieving such acceptance will require significant marketing investment. The computer and technology industry at sufficient levels to support our operations and build our business may not accept RAGE and any other software programs we develop. If RAGE and any other software programs that we develop are not accepted by the computer technology industry our proposed business will fail.

10. We will be dependent on resellers and distributors for the sale of RAGE and any future proposed software products, if any, that we develop. If we are not successful in opening our distribution channels we will not be able to generate revenues and you will lose all your investment.

We have no distribution or reseller agreements to distribute and/or bundle our software programs and we may never get any. Further, we may not be able to deliver any software programs to these companies in a timely manner or that these companies will be able to sell our software programs in volumes anticipated by us. Our growth will be dependent on our ability to expand our third-party distribution channels to market, sell and distribute our proposed software programs. While our strategy is to enter into additional agreements with resellers and distributors, we may not be able to successfully attract additional vendors to distribute our software programs. In addition, we have no experience in marketing our proposed software programs through distributors and resellers and we will have little, if any, control over our third-party distributors. We may not be successful in our efforts to generate revenue from these distribution channels, and we may not be successful in recruiting new organizations to represent our proposed software programs and us. Any such failure would result in us having expended significant resources with little or no return on our investment, which would significantly harm our proposed business.

11. Rapid technological changes in the computer software and hardware industry could render RAGE and any other software products that we develop, if any, non-competitive or obsolete and consequently affect our ability to generate revenues and become or remain profitable.

The development and sales of RAGE and any of our other proposed software programs are exposed to risks because of the rapidly changing technology in the computer software and hardware industry. Although we will engage software developers and programmers who are experienced in the utility software program market, we have no experience in developing and marketing such software programs. In addition, future advances in the computer software and hardware industry could lead to new technologies or software programs competitive with or superior to the proposed software programs provided by us, if any. Those technological advances could also lower the costs of other software programs that compete with our proposed software programs resulting in pricing or performance pressure on our software programs, which could harm our proposed business operations.

12. Unscheduled delays in development of RAGE or any of our other proposed software products, if any, or the implementation of our sales program could result in lost or delayed revenues.

Delays and related increases in costs in the development of RAGE or other proposed software products or the implementation of our sales and marketing program could result from the following causes:

- delays in the development, testing and commercial release of our software programs;
- delays in hiring or retaining experienced software developers and programmers;
- delays in locating and hiring experienced sales and marketing professionals; and
- delays caused by other events beyond our control.

We may not be able to successfully develop RAGE at all or on a timely basis and even if we do we may not be able to implement our sales and marketing program successfully or in a timely manner. A significant delay in the development, testing and commercial release of our proposed software programs or a delay in the implementation of our sales and marketing program could result in increased costs and could cause our proposed business to fail.

13. Even though we will treat our software programs as proprietary, RAGE is not protected by any patents and accordingly, if we are unable to protect our intellectual property rights, our proposed business will fail.

Although we intend to apply for copyright registration in the United States and Canada for RAGE, any patents do not protect it. We treat all of our proposed software programs and their associated technology as proprietary. Despite our precautions taken to protect our software programs, unauthorized parties may attempt to reverse engineer, copy or obtain and use our software programs, which could cause our proposed business operations to fail.

14. The loss of the consulting services of DS Consulting, and in particular, their software developers, who are currently our primary software development group, would have an adverse impact on future development and could impair our ability to succeed.

Our performance is substantially dependent on the technical expertise and consulting services of DS Consulting Inc, a software development firm specializing in Internet development. Our performance is also substantially dependent on our ability to continue to hire and retain such technical expertise. There is intense competition for skilled personnel, particularly in the field of software development. The loss of the services of DS Consulting Group could harm our proposed business operations if we are unable to hire anyone who has sufficient technical expertise to develop our proposed software programs.

15. The software industry is a highly competitive industry and some of our competitors may be more successful in attracting and retaining customers. We may not be able to compete effectively because we have not established any name recognition and because our competitors are established and have greater resources than we do.

We will encounter competition from other software companies and from an increasingly competitive computer software industry in general. The growing market for utility software programs has attracted new market participants as well as expansion by established participants resulting in substantial and increasing competition. Many of our present and future competitors in the utility software program market have substantially greater:

financial, marketing, technical and development resources;

name recognition; and

experience than we do.

Our competitors may be able to respond more quickly to new or emerging advancements in the utility software program market and to devote greater resources to the development, promotion and sale of their software programs. In addition, companies that develop operating systems could introduce new or upgrade existing operating systems or environments that include similar software programs to those that may be offered by us, which could render our proposed products obsolete and unmarketable. We may not be able to successfully compete against current or future competitors that could significantly harm our proposed business. While we believe that RAGE and any future software programs that we develop, if any, will be competitive in the utility software program market, our competitors may succeed in developing better software programs. In addition, our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that could increase their ability to capture a larger portion of the market share for such software programs. This type of existing and future competition could negatively affect our ability to form and maintain any agreements with distribution, reseller, bundling and marketing partners which we may establish in the future. We may be unable to compete successfully against current and future competitors, and any failure to do so will cause our proposed business to fail.

16. The Metropolis platform is partially dependent on live and historical data feeds from suppliers of content. If the businesses that provide the content feeds do not deliver the data, our system will not perform to its intended specifications. This will affect our ability to generate revenues and become or remain profitable.

Our platform integrates many other wire and data feeds from other suppliers. If these suppliers experience business interruptions as a result of the economy, natural disasters, or other unforeseen threats including lack of available capital for the continuation or expansion of their business, this will affect our ability to generate revenue and become or remain profitable. If these supplier experience technical interruptions such as hardware malfunctions, obsolescence, or communications failures, this will affect the deliver of the data feeds and will cause interruptions in the delivery of the services contemplated by Metropolis. This may cause customer dissatisfaction, which may result in the loss of client revenues.

17. We may be liable for infringing the intellectual property rights of others. This will affect our ability to generate revenues and become or remain profitable.

We may receive in the future, notice of claims of infringement of other parties' proprietary rights. Infringement or other claims could be asserted or prosecuted against us in the future and it is possible that past or future assertions or prosecutions could harm our business. Any such claims, with or without merit, could be time consuming, resulting in costly litigation and diversion of technical and management personnel, cause delays in the development and release of new products or services, or require us to develop non-infringing technology or enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to us, or at all. For these reasons, infringement claims could harm our business.

RISKS ASSOCIATED WITH THIS OFFERING:

18. Risks related to the performance of Shuly Partush and Daniel Ferguson

Although Mr. Ferguson has successfully operated a company in the technology field, he has operated a company that had specific development experience with Windows-based technology. In his present capacity, Mr. Ferguson would be operating a company that is primarily internet-based, thereby requiring a new set of skills in order to be effective within the internet environment. As a result, Mr. Ferguson must maintain current knowledge of the technology due to his large responsibilities in operating and managing a company; he may not have enough time, or the resources to learn new and innovative programming techniques. As a result, if Mr. Ferguson is not able to dedicate enough time resources or understanding, the company will fail and you will lose your entire investment.

19. There is no minimum number of shares that must be sold and we will not refund any funds to you.

We are not receiving any funds from this offering. Purchases of securities pursuant to this offering will not serve to provide funding to the company to finance its operations.

20. Because the SEC imposes additional sales practice requirements on brokers who deal in our shares, which are penny stocks, some brokers may be unwilling to trade them. This means that you may have difficulty in reselling your shares and may cause the price of the shares to decline.

Our shares qualify as penny stocks and are covered by Section 15(g) of the Securities Exchange Act of 1934, which imposes additional sales practice requirements on broker/dealers who sell our securities in this offering or in the aftermarket. For sales of our securities, the broker/dealer must make a special suitability determination and receive from you a written agreement prior to making a sale to you. Because of the imposition of the foregoing additional sales practices, it is possible that brokers will not want to make a market in our shares. This could prevent you from reselling your shares and may cause the price of the shares to decline.

21. Because Daniel Ferguson and DS Consulting will own more than 50% of the outstanding shares after this offering, they will be able to decide who will be the directors and you may not be able to elect any directors.

Even if we sell all 2,000,000 shares of common stock in this offering, Mr. Ferguson will still own 2,500,000 shares and will continue to control us. As a result, after completion of this offering, regardless of the number of shares we sell, Mr. Ferguson will be able to elect all of our directors and control our operations.

22. Mr. Ferguson's control prevents you from causing a change in the course of our operations.

Because Mr. Ferguson will control us after the offering, regardless of the number of shares sold, your ability to cause a change in the course of our operations is eliminated. As such, the value attributable to the right to vote is gone. This could result in a reduction in value to the shares you own because of the ineffective voting power.

23. If our proposed operations fail for any reason, you will lose your entire investment.

You will be providing all of the cash for our proposed operations. As a result, if our proposed operations fail for any reason, you will lose your entire investment.

24. There is no public trading market for our common stock, so you may be unable to sell your shares.

While listed on the pink sheets, there is currently no public trading market for our common stock. A market may never develop for our common stock. If a market does not develop, it will be very difficult, if not impossible for you to resell your shares.

25. Sales of common stock by our officers and directors will likely cause the market price for the common stock to drop.

A total of 10,00,000 shares of stock were issued to our two officers and directors. They paid an average price of $0.01 per share. Subject to the restrictions described under **"Future Sales by Existing Stockholders" on page 32** of this prospectus, they will likely sell a portion of their stock if the market price goes above $0.10. If they do sell their stock into the market, the sales may cause the market price of the stock to drop.

CAUTIONARY STATEMENT REGARDING FORWARDING-LOOKING STATEMENTS

Some discussions in this prospectus may contain forward-looking statements that involve risks and uncertainties. A number of important factors could cause our actual results to differ materially from those expressed in any forward-looking statements made by us in this prospectus. Such factors include, those discussed in **"Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations"** and **"Business,"** as well as those discussed elsewhere in this prospectus. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

METROPOLIS proposes to develop, maintain, and license a News Management System that operates on the Internet and provides organizations the tools to conduct news dissemination. On completion of the News Management system, Metropolis will have completed its Rapid Application Development Platform.

This platform will act as the base technology to create other systems. It intends to develop a Community Management System that operates on the Internet and provides organizations the tools to conduct business-to-business, business-to-consumer, and marketplace transactions.

On completion of the above noted systems, METROPOLIS plans to evolve beyond marketplaces for transactions and become a place where trading partners meet to collaborate on purchase, sale, and procurement of goods and services as well as manage their complex business processes and other tasks. That collaboration will drive additional transactions through the Metropolis system. Metropolis plans to create suites of products to enable businesses to perform these transactions in a cohesive fashion.

One of the key design considerations for the software solution is that once installed, the Metropolis system can be maintained without the assistance or need for programmers, designers or technology experts. In fact, any individual who has experience using a word processor will be able to use the technology.

PRODUCT SUITES

Content Management: Content Management gives the organization the power to manage and publish relevant information about their organization without having to higher expensive qualified technical support staff. This product completely empowers the organization to be self-sufficient, and to rely on the content managers opposed to programmers, system integrators, and infrastructure providers.

E-commerce and Business Process Tools: Members will have access to shopping carts, order entry systems, fulfillment systems, private and public marketplace, procurement sourcing, auction and reverse auction systems. The advantage to members is clear. The members by their membership alone can take advantage and have access to technologies that will allow the sale of their goods and services through the Internet.

List Management and Distribution: Metropolis will provide targeted demographic lists, as well as provide to vacation facilities for the distribution of marketing brochures, the general and product information to specific lists that are either defined by the member or provided by Metropolis.

PRODUCT DETAIL

COMMUNITY DIRECTORY

The Community Directory is a "nerve center" for a community portal. It centrally manages all kinds of information about local businesses and organizations. A directory listing can literally become a dynamic Web site about the company - for example, a comprehensive directory listing page. The software is so versatile it can be used for a variety of content, such as the basic products and services catalogs on this site, online 'yellow pages', and complex portal directories.

Secure, password controlled administration is 100% browser based requiring no Web page design skills. Administrators are quickly trained with the online user manual. Directory banner advertising can be targeted by page, channel (topic), location, and other dynamic categories with the Ad Server.

The Community Directory evolves into an even more comprehensive vertical by using the Specialty Guides module. The Food Channel can become a Dinning Guide. Specialty Guides also enables merchants to take orders with its online 'menus' and order form.

The optional enables Web sites for Directory businesses and organizations to be quickly launched that share content with the parent site.

Highlights

Comprehensive, informative Directory Page for all listings allows a listing to be associated with multiple principal directory categories along with location and affiliate groupings Directory information can be efficiently updated once and be reflected wherever it is used throughout the Web site

- Provides a directory submission form with easy review, editing, and transfer to the live site
- Optional Verity intelligent indexing and search
- Extensive Dynamic Categorization
- By multiple Topic, Main Category, or SubCategory
- By multiple locations
- By multiple 'affiliate' designations
- By 'Listing Plus' – top of search return pages
- By multiple products and services Specialty Guides Categories

Authorized Directory businesses and organizations can self-publish directory page information without administrator involvement. Other self-publishing modules include: announcements, newsletter, events calendar, product catalogs, service catalogs, promotions, coupons, and jobs.

Membership Management

The Membership Management Software is the nerve center for user activity on an interactive Web site, community portal, or Intranet. It is essential to security. It powers member personalization that provides them the tools to personalize site content to their preferences. It empowers members with the abilities to easily self-publish content in real-time. This compelling user experience promotes participation - and thus site revenues - while reducing content acquisition and administration costs.

The Membership Software manages registration, member information, self-publishing authorizations, and member profiles. An automated 'Forgot Password' utility is also provided.

Self-publishing empowers business members to literally manage their own comprehensive Web marketing campaigns using only their Directory Page- without administrator involvement. Administrators can assign member self-publishing permissions by company by module.

The Membership Management software provides an infrastructure for providing a wide array of personalized content, products, and services - including subscription based information. It provides a secure foundation for incorporating partner content and services.

Highlights

- Site Registration with automated Forgot Password system
- Easily add, revise, or delete multiple dynamic profiling categories
- Personalized Page
- Maintains login information
- Maintains personal profile information
- Maintains opt-in email lists
- Site Content Personalization Tools
- Self-publishing account access
- Integrated Self Publishing
- Authorized businesses and organizations can self-publish Business Listings, Promotions, Product Catalogs, a Newsletter, Events Calendar, Jobs with Employer Profile, and Specialty Guides content without administrator involvement
- Authorized members can self-publish Classified Ads, Member Web Sites, post threads to Forums, Chat, and more without administrator involvement

News Publishing

The News Publishing software is your turnkey content management solution for producing quality Web publications. Achieve professional Web news publishing without technical expertise!

The News Publishing software combines publication controls, security, graphics pool, and archives into one easy to use, affordable system. Writers enjoy its 'no cut & paste' integration with their word processors and other text publishing software. Editors applaud its ease and speed for editing, approving, and placing stories.

News stories and sections can be highlighted in appropriate areas throughout the Web site. Writers can be assigned privileges for uploading stories using the secure self-publishing area.

Highlights

- Four publication control status levels: Work-In-Progress, Copy Approved, Live-On-Site, and Archive
- Efficient content development - stories may be prepared using popular applications such as MS Word™, XPress™, Pagemaker™, etc. and easily be transferred to the system without the usual cut & paste!
- Simple, dynamic front page and section page publication presentation control
- Unlimited number of dynamic sections
- Story graphics directory for sharing graphics between stories and saving for future use
- Ability to associate any number of related links with descriptions to a story
- Send a story to archives with a simple mouse click
- Allows readers to email stories and display printer friendly pages
- Target ads by page or section with the Ad Server
- Optional Verity intelligent indexing and search

Personalization

Members can personalize news sections - selecting their favorites for quick browsing on their personalized page

City Guides

The City Guides Software extends the Community Directory to allow businesses and organizations to publish more detailed information about the products and services they offer. A City Guide Directory Page provides expanded product or service information along with all the content presented on a Portal Directory Page.

A local portal City Guide channel aggregates information and services on a topic. Various content management modules combine to create compelling, interactive community directories, visitors guides, arts & entertainment guides, real estate guides, automotive guides, etc. - for example a Dining Guide. Specialty Guides also provides an online product/service page (ie. Menu) with an online order form.

A City Guide that embraces the concept of self-publishing can even evolve into the de-facto Web publishing infrastructure for an entire 'community'. Businesses and organizations can easily share their 'child' Web site content with the 'parent' portal's City Guides.

Web publishing tools can quickly and easily produce the City Guide that you envision for your community.

Highlights

- Dynamically create a Guide for any Channel (Topic)
- Comprehensive, informative City Guide Directory Page for all listings
- Product or Service Page (ie. Menu) with online order form
- Directory information can be efficiently updated once and immediately reflected in its associated Guide(s)
- Provides a directory submission form with easy review, editing, and transfer to the live site
- Integrated Self Publishing
- Authorized Guide businesses and organizations can self-publish the following content without administrator involvement: Directory page information including City Guide product/service descriptions, product/service page with online order form, announcements, a newsletter, events, product / service catalogs, promotions / coupons, and jobs
- Personalization
- Members can personalize Guide categories - selecting their favorites for quick browsing on their personalized page

Events Calendar
The Events Calendars Software module provides a simple yet powerful way to maintain community events calendars and schedules. It presents an overall site calendar and supports multiple sponsors – each having an individual calendar that can be self-published. Alternatively, it can coordinate a wide variety of e-scheduling tasks such as appointments, meetings, training schedules, etc. on corporate Intranets.

A Calendar listing can include a graphic, contact information, and many paragraphs of description. Users can quickly find events by type of activity, intended audience, organization, and date. Registered site members can personalize the calendars to their preferences.

Events Calendars minimizes content administration costs. Site users can submit event listings online, where the site administrator can quickly review them and publish using the secure, password controlled, browser-based administration area. Events are automatically removed from the site upon expiration. Registered site members can self-publish calendars in real time without administrator involvement.

Community portal owners can provide dynamic Web sites for businesses and organizations that share Calendars content with the parent Web site.

Highlights

- ❖ Online submission forms with easy review, editing, and transfer to the live site
- ❖ Classify a listing with multiple types and multiple audiences
- ❖ A variety of easy, yet powerful searches
- ❖ Easily add, revise, or delete dynamic event types and intended audiences
- ❖ Easily supports one time and recurring events
- ❖ Automated removal of events after occurrence
- ❖ Ability of readers to email an event listing to someone
- ❖ Banner advertising can be targeted by page and event type with the Ad Server
- ❖ Optional Verity intelligent indexing and search

Personalization
Members can personalize event type and audience categories - selecting their favorites for quick browsing on their personalized page

Community Newsletters

The Newsletters software is the perfect solution to professionally publish stories on the Web, for companies to publish press releases, and even for entire Web communities to easily self-publish their news and information.

Authors can easily maintain work-in-progress and live stories, and control their story presentation order. Stories can also include related Web links.

Integrated with our Membership software, Newsletters becomes a full-featured community self-publishing system. Authorized members can self-publish information in real time without site administrator involvement. The site administrator can quickly highlight newsletters and/or stories in appropriate areas throughout the site. Members can select newsletters for their favorites list.

Highlights

- Three publication control status levels: Work-In-Progress, Live-On-Site, and Archive
- Efficient content development - stories may be easily cut & pasted from other PC software
- Simple, dynamic front page publication presentation control
- Unlimited number of dynamic stories
- Story graphics directory for sharing graphics between stories and saving for future use
- Send a story to archives with a simple mouse click
- Allows readers to mail stories and display printer friendly pages
- Optional Verity intelligent indexing and search

Integrated Self Publishing

Authorized businesses and organizations can self-publish newsletters without administrator involvement.

Personalization

Members can personalize newsletter publishers - selecting their favorites for quick browsing on their personalized page.

Email List Management

The Email List Management software enables provisioning an audience with conveniences of receiving current information that is relevant to their lifestyles and interests. Members and non-members alike can quickly opt-in on site email lists they prefer from you and your partners.

Opt-in site email is fast becoming one of the Web's most effective, targeted marketing tools. Email List Management software allows site administrators to easily set up and maintain bulk email lists and send mass email to participants. The software maintains multiple greetings and closings. Emails can be quickly composed and sent to all list subscribers or to selected sub-sets.

Lists can be maintained for any number of topics and uses. Both public and private lists may be maintained. Revenue streams can be realized by selling advertising on site emails, and by maintaining lists for paid sponsors. On Intranets, employees can easily be grouped by department, project, office, etc., streamlining targeted communications.

Users of the software can begin by offering an email newsletter. And quickly expand email lists to target news briefs, classified ads, events, jobs, promotions, etc. by a channel or topic. All these services reinforce brand identity and bring subscribers back to the website for further information. Thus, traffic will increase as will its value for your advertisers.

Email List Management is seamlessly integrated with our Membership software and personalization software. List selection is incorporated into the registration process and members can revise their selections from their personalized pages.

The Email List Management system is a true eBusiness tool. Site email newsletter advertising, sponsorships, and co-branding are other potential sources of revenue. And it is easy to manage email lists for other businesses and organizations and create another revenue opportunity for your site.

Highlights

- Easy to join multiple site lists for members and non-members
- Members can update their lists from the personalized page
- Secure, password controlled, 100% browser-based administration
- Users opt-in eliminating spam concerns
- Maintains multiple greetings and signatures
- Maintains both public and private lists
- Mass email to members that opt-in/out questions - for example to get permission to send promotional emails from you and your partners or advertisers
- Maintains email history logs making it quick and easy to use material from previous emails

Member Web Sites

The Member Web Sites Software allows community members to easily create dynamic mini-Web sites in minutes. And of course they can post plenty of pictures - using only a browser and a mouse. A personal Favorite Links Directory publishing system is also provided.

Members can restrict assess to selected family and friends, or allow all to view. Member Web sites can become an essential part of a community building business model.

The Member Web Sites Software provides a strong foundation for offering an array of other Web utilities for members to communicate with others on their private site. With custom programming, applications can readily be incorporated from and to the personalized page. For businesses, it can become a secure place for salespersons to present online marketing materials, for creative departments to show work-in-progress, corporate employee profiles, etc.

Highlights

- Comprehensive Member Information Page
- Content display controls
- Member administrated controlled access to the site
- Self-publish a Photo Gallery
- Self-publish Favorite Links

Forums

Forums, Threaded Discussions, Online Conferences. We bring the best of these popular interactive communications together in our Forums Software, without the constraint of chat applications that require all parties to be online at the same time.

Operate several forums at the same time with various moderators. Participants can customize their screen views and their message postings in a number of ways. Viewing and/or posting message privileges can be restricted to registered members only.

Forums can satisfy a wide variety of eBusiness collaborative challenges: online conferencing, managing project communications, online help desks, etc. Discover the versatility that Forums software delivers!

The Forums software provides its participants many other features such as color-coding their posting and board names/handles. Integrated with the Membership software for a single site registration process, Forums offers easy administrative controls for controlling each conference's unique requirements.

Highlights

- Three levels of administrative controls - Owner, Administrator, and Moderator
- Full thread and user control - Deleting messages, threads, and users; Banning Users; upgrading user status
- Support for multiple boards and categories
- Each board has its own administration
- Users can choose from 3 unique thread layouts - Standard, Expanded, and Condensed
- Control of non-registered users by board: Allow them to view/post or restrict board to registered users only
- Integrated with Membership, giving each member a board account
- Auto-Archiving System based on page thread count
- Fully accessible archives with message reply capabilities so conversations may continue
- Users can have text and graphic signatures placed automatically at the end of a message
- Users can have a handle "prefix" and remain anonymous

Ad Server

The Ad Server software enables community portals and publications to efficiently manage advertising contracts. Targeted advertising is one of the Web's marketing strengths versus traditional media. Ads can be easily targeted ads to any slot on any page or by by module category, for instance the Automotive categories of the business directory, classified ads, and other modules.

The Ad Server software provides flexible banner graphics controls. Ads are dynamically served throughout the Web site based on advertiser contract and location/category specifications. Banners can used by many contracts and include a text link and mouse-over text.

Ads may be set up in advance of their start dates, and can be expired by date or impression count. Online reports by impression counts, click-through counts, advertisers, sales representatives, and more are all provided.

Highlights

- Dynamic Ad Placement
- Ads are dynamically served throughout the Web site based on your contract and slot type specifications. The software features:
- Ads served for both static and dynamic (database driven) pages
- Ability to rotate any number of ads per slot
- Ability to place groups of ads in a specified slot
- Supports popular Web file types - jpg, gifs (including animated)
- Integration with dynamic categories from other applications
- Associate an ad with one or many pages and categories
- 'Alt Tag' (mouse-over text) support
- Can display a text link below the ad
- Ad Administration and Sales Contract Management
- Easily hyper-link an ad to the advertiser's desired Web page
- Browser based administration - no separate FTP or email attachments required for banner uploads to the server
- Sales contracts based on dates or number of impressions
- Supports scheduling of ads, enter today for activation in the future
- Automated removal of ads based on expiration date or number of impressions served
- Automatic ad placement from the 'default ad pool' when contracts expire without renewal
- Impression and click-through tracking
- A variety of online reports

Dynamic Publishing
One of the strengths of is integrated content management software is the ability of the administrator to highlight or feature site content items wherever he sees fit - without dealing with page design, altering templates, or programming.

The site 'splash page' and all major application pages have the capability to display links to internal content categories and content items, without regard the content's fundamental classification.

Is users of the software wish to draw attention to an article in a newsletter or a product by featuring it on the splash page or on the business directory main page? No problem - and no duplication of data. Simply use the 'point & click' Site Publication Control content management software to select the article and indicate where you wish a link to it to be displayed. Done - and in real time!

If appropriate, users of the software can even highlight the same content item in multiple places on your site. This is a very powerful means of making sure that important content is seen, and not "buried" on your Web site or intranet.

SERVICE OFFERINGS

Hosting: Hosting is the process of providing the hardware and software to support the operation of the member's website.

Transaction Fees: Transaction fees are funds received as a result of a sale of a product or service from the member, or the fee charged to purchase a hotel room, theater ticket, or any other product sold through the Metropolis system. It also includes sales from s private exchanges (catalog sales) from inquiries over the METROPOLIS Web-site, transaction fees from sales made in connection with public exchanges (auctions) over the METROPOLIS Web-site, fees from sales of City Portal fees from developing Web- sites and links for participants.

Advertising and Subscription: The fee derived from advertising banners and tiles on the Metropolis Web site as well as SUBSCRIPTION fees for products such as e-mail, knowledgebase, classifieds, dating services offered on the METROPOLIS Web-site.

Trade Shows Online: METROPOLIS offers Members and other parties the ability to broadcast on-line trade shows via streaming video. Additionally, there will be a link from a client's virtual tradeshow booth to the METROPOLIS e-marketplace for Users who wish to purchase featured items.

Web Site Development and Links: Based on an informal and unscientific survey performed by METROPOLIS, METROPOLIS believes that less than fifteen percent (15%) of all City Portal members currently have Web-sites. METROPOLIS provides an efficient and low-cost solution to these members by making it easy for them to engage in E-commerce. METROPOLIS will receive a fee for the services METROPOLIS performs for such members.

Internet Advertising: METROPOLIS will provide participants in the City Portal industry the opportunity to advertise on the METROPOLIS Web-site and in links to their Web-site.

ACTION PLAN

METROPOLIS is an eCommerce solutions company that is developing as its core offering a Community Management System.

Metropolis' revenue model is based on both a licensing fee for its software and a revenue share of the profits derived from the system.

One of the key differentiating factors between Metropolis and other providers of Community Management System is that Metropolis provides key business tools that increase the efficiency and reach of the participants in the system.

Utilizing RAGE as its base, Metropolis has developed all of its own products and services. In addition it maintains direct control over its communication infrastructure. It believes that in order to provide an effective and stable business solution to its clients, it must mitigate the risk of any component, service, or technical offering failing or not functioning to the extremely high standards set by the organization by controlling each aspect of the business process.

In fact, the systems provided by Metropolis become a critical component of the business infrastructure and landscape of its clients.

INDUSTRY

Business to Business E-Commerce Industry. In the last few years, use of the Internet has exploded to the point where it is an indispensable part of every day life for millions of people around the world. According to a recent report released by Jupiter Research, a top business-to-business research firm, between the years 2000 and 2005, online business-to-business commerce will swell from 3% to 42% of total business-to-business trade in the U.S. and that buyers and sellers alike must invest aggressively, and must boldly adopt new models of conducting business-to-business trade to remain competitive. Jupiter's projections in the business-to-business commerce sector of the Internet are nothing short of phenomenal, showing growth to 20 times its present size in just 5 short years. Jupiter further predicts, "In this massive re-engineering of the economy, early participants will have a significant advantage". Even optimistic predictions of a year ago are being revised upward. Recently, Forrester Research, a technology consulting company, doubled its business-to-business Internet forecast for the United States to Eight Hundred and Forty-Two Billion Dollars ($842,000,000,000) by the year 2002.

METROPOLIS' Objective and Revenue Sources

Currently, Metropolis has no revenue. Metropolis' revenue model is based on both a licensing fee of its software to organizations that desire to provide news dissemination service to its constituents, and services derived from the implementation of the software. METROPOLIS' objective is to consolidate the City Portal under one umbrella through its Community Publishing

System by allowing its customers to complete the entire commerce cycle, from obtaining clients, providing product information, purchase, without having to leave the on-line environment.

METROPOLIS' business strategy provides METROPOLIS with multiple sources of income. These income sources include:

Hosting: Hosting is the process of providing the hardware and software to support the operation of the member's website.

Transaction Fees: Transaction fees are funds received as a result of a sale of a product or service from the member, or the fee charged to purchase a hotel room, theater ticket, or any other product sold through the Metropolis system. It also includes sales from s private exchanges (catalog sales) from inquiries over the METROPOLIS Web-site, transaction fees from sales made in connection with public exchanges (auctions) over the METROPOLIS Web-site, fees from sales of City Portal fees from developing Web- sites and links for participants.

Advertising and Subscription: The fee derived from advertising banners and tiles on the Metropolis Web site as well as SUBSCRIPTION fees for products such as e-mail, knowledgebase, classifieds, dating services offered on the METROPOLIS Web-site.

Membership Fees: One of the latest product developments is Consolidated Purchasing. Consolidated Purchasing is a member benefit and is projected to be probably the greatest benefit to members that are looking to the cost savings of consolidated buying. Buyers maximize their purchasing power and reduce transaction costs by coordinating and aggregating direct and indirect purchases. Sellers use it to acquire new customers, increase sales volume, reduce cost of inventory, and increase profits.

Professional Memberships: METROPOLIS offers Members and Trade Professionals annual memberships. For one low annual fee, members enjoy unlimited use of password protected areas such as Software Tools, demographic information and discounts on telecommunications services.

Trade Shows Online: METROPOLIS offers Members and other parties the ability to broadcast on-line trade shows via streaming video. Additionally, there will be a link from a client's virtual tradeshow booth to the METROPOLIS e-marketplace for Users who wish to purchase featured items.

Web Site Development and Links: Based on an informal and unscientific survey performed by METROPOLIS, METROPOLIS believes that less than fifteen percent (15%) of all City Portal members currently have Web-sites. METROPOLIS provides an efficient and low-cost solution to these members by making it easy for them to engage in E-commerce. METROPOLIS will receive a fee for the services METROPOLIS performs for such members.

Internet Advertising: METROPOLIS will provide participants in the City Portal industry the opportunity to advertise on the METROPOLIS Web-site and in links to their Web-site.

COMPETITION

METROPOLIS proposes to provide news dissemination solutions that bridge people and knowledge, and maximizes investments in existing technology. More organizations are turning to Internet technology to respond to their organizations' needs completely, timely and consistently -- an ability which defines their true value and competitive advantage.

Direct Competition in the News Dissemination business include Businesswire.com Business Wire has earned its distinguished reputation as the leading global newswire, featuring multi-platform delivery capabilities of the Internet, satellite and wireless transmission, cable, and email to disseminate news, multimedia content and disclosure filings on behalf of companies and organizations worldwide. Businesswire.com reaches media, reporters, disclosure destinations, exchanges, analysts, brokers, investors, researchers, online services, consumers, buyers,

METROPOLIS has direct completion in the community management system primarily by Citysearch.com and Knight Ridder.

Citysearch.com is a premier provider of local information on topics ranging from restaurants and shopping to travel and professional services. Citysearch empowers users to make informed decisions about where to spend their time and money by delivering more than 500,000 editorial and user reviews of local businesses. Citysearch is both the number one provider of in-depth restaurant information on the web, influencing more than a million people a month about where to eat, and the number three local directory, supplying information for every domestic zip code. Citysearch is one of the core businesses operated by Ticketmaster (NASDAQ: TMCS).

Realcities.com is a Portal that brings together newspapers, television stations and the regional on-line hubs. Real Cities Network is owned by Knight Ridder Digital. Knight Ridder Digital develops and manages the Internet properties of Knight Ridder, the nation's second-largest newspaper publisher.

In addition, there are many providers of components of the Metropolis System. They include Siebel Systems (SEBL); Microsoft (MSFT); Symantec Corporation; Saleslogix Corporation;

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

Marketing Strategies

Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

METROPOLIS MARKETING STRATEGY

The company plans to market its eCommerce products and web portal through company sales personnel and through the direct solicitation by the company's management from April 30th, 2003 to September 1st, 2003. Management expects the system to become demonstrable on September 1st, 2003. Once the "beta" system is ready and the Metropolis solution becomes a live Community Management System, management has determined that the future marketing plans will be coordinated by two (2) commissioned out-side sales agencies. Management plans to contract with (1) one outbound telemarketing firm and also contract with (1) outsourced direct sales team. This will allow METROPOLIS access to commissioned sales agents by the first quarter of 2004. Concurrently Metropolis will establish 4 sales regions. At least 2 inside and 2 outside sales representatives who will be able to represent the full-range of METROPOLIS' eCommerce products and services will manage each of these sales regions.

Employees

The company currently has 2 employees and expects to have 20 within one year.

The company employs programmers and consultants. (types of employees). None of our employees are subject to a collective bargaining agreement. Our President has employment agreements with the company.

The company currently leases 1,000 square feet of office space for $2,000 per month. The company does not own or lease any other property.

Patents, copyrights, trademarks and other intellectual property

Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of The Company's expects its news dissemination software to become highly valuable and will take the necessary precautions to copyright the software. METROPOLIS will use confidentiality agreements and covenants-not-to-compete to ensure that all affiliates to METROPOLIS are properly governed regarding the protection of its intellectual property.

METROPOLIS expects to expend significant amounts of capital for research and development upon initiation of the business plan.

Government Regulation

The company's products and services are not subject to any material governmental regulation.

Subsidiaries

The company has no subsidiaries, however expects to divide its operations into a Research and Development Subsidiary and a Sales and Marketing subsidiary once the products are completed.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	**Expected manner of occurrence or method of achievement**	**Date or number of months after receipt of proceeds when should be accomplished**
Setup Senior Operating Officers for Sales & Marketing, Finance, and Operations	Recruiters and networking	8 months
Develop Direct Sales Force	Recruiters and networking	6 months
Develop News Dissemination Product	Investment In Research and Development	12 months

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

The Probable consequences to METROPOLIS of delays in achieving the aforementioned events and milestones within the above time schedule would have a direct impact on anticipated revenue streams. The company's liquidity would be limited and delayed.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after tax earnings for the last fiscal year? (If losses show in parenthesis).

   Total ($49,851) (($2.40) per share)

6. (a) If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitlizations, and use conversion or exercise price in lieu of offering price, if applicable.

   Not applicable. The Company had no profits.

7. (a) What is the tangible book value of the Company? (If deficit show in parenthesis). For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   ($49,851) (($2.40) per share)

The offering price is substantial greater than the Company's tangible book value as the Company did not commence operations until February 2003.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration (Exclude bank debt)

In January and February 2003 the company sold the following shares:

3.5 million shares in exchange for the assets of Basec Development. There is no relationship between Basec Development and the company.

1.5 million shares to Matador Consulting for assets purchased by the Company. Matador was a shareholder of Basec Development. There is no relationship between Matador Consulting Inc. and the company.

5 million shares to Don Daniel Lee Ferguson for services rendered to the Company. Don Daniel Lee Ferguson is an insider and an affiliate and is a director and officer of the company.

5 million shares to DS Consulting for services rendered to the Company. DS Consulting is an insider and affiliate and is controlled by Shuly Partush. Shuly Partush is an insider and affiliate.

7.5 million shares to 1282864 Ontario Inc. for $75,000 in cash consideration. 128264 Ontario Ltd. is not an affiliate and is owned by Pierre Ber who is not an affiliate.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less then the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.

If the maximum is sold: 55.6%
If the minimum is sold: Not applicable. There is no minimum associated with this offering.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $225,000
If the minimum is sold: Not applicable as there is no minimum associated with this offering.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

[Table Omitted]

The company is registering none of the shares being registered for sale herein for sale. Additionally, the Company will not be receiving any proceeds from the sale of any shares sold. The company will bear the cost of the offering, which is estimated at $15,000 for legal and accounting fees.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Not Applicable

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not Applicable

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not Applicable

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not Applicable

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not Applicable

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan lease or other indebted ness or financing arrangement requiring the Company to make payments. Indicated if a significant amount of the Company's trade payables have not been paid with the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company anticipates that during the next 12 months that it will have cash flow and liquidity problems. Management believes that any revenues will need to be supplemented either by the sale of stock or loans from shareholders. The Company is not currently in default or in breach of any note, loan lease or other indebted ness or financing arrangement requiring the Company to make payments. The Company is not subject to any unsatisfied judgments, liens or settlement obligations

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The Company is not receiving any proceeds from this offering. Management believes that any revenues will need to be supplemented either by the sale of stock or loans from shareholders to satisfy the Company's cash requirements

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding As of: 12/31/2002	As Adjusted Minimum NA*	Maximum NA*
Liabilities	$ -		
Stockholders' Equity			
Common stock, $.001 par value; 100,000,000 shares authorized;			
20,622 and 396 shares issued and outstanding, respectively	12		
Additional paid in capital	49,839		
Accumulated deficit during development stage	(49,851)		
Total Stockholders' Equity	-		

Total Liabilities and Stockholders' Deficit	$ -

*No adjustments are made as the company will not be receiving any proceeds from this offering.

Number of Preferred Shares to be outstanding: None

Number of common shares authorized: 100,000,000 shares. Par or stated value per share, if any: $.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
[x] Common Stock

15. These securities have:
Yes No
[ ] [x] Cumulative voting rights
[ ] [x] Other special voting rights
[ ] [x] Preemptive rights to purchase in new issues of shares
[ ] [x] Preference as to dividends or interest
[ ] [x] Preference upon liquidation
[ ] [x] Other special rights or preferences (specify): ____________________

16. Are the securities convertible? [ ] Yes [x] No

17. (a) If securities are notes or other types of debt securities:

(1) through (7) are not applicable as the securities offered are not debt securities.

How much currently outstanding indebtedness of the company is senior to the securities in right of payment of interest or principal? Not Applicable

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? Not applicable

How much indebtedness is junior? Not applicable.

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ration of earnings to fixed charges and capitalized interest. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subisidary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not applicable. Table Omitted.

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative? [] Yes [] No
Are securities callable? [] Yes [] No
Explain:

The securities are not preferred or preference stock.

19. If the securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: There are no restrictions on the declaration or distribution of dividends.

20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): No assets available for payment of dividends. Deficit is ($49,851).

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

There are no selling agents. No part of this offering is being sold on behalf of the Company.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

The selling security holders may sell the securities offered by this prospectus or by those, to whom such shares are transferred. We are not aware of any underwriting arrangements that have been entered into by the selling security holders. The distribution of the securities by the selling security holders may be effected in one or more transactions that may take place in the over-the-counter market, including broker's transactions, privately negotiated transactions or through sales to one or more dealers acting as brokers in the resale of these securities.

Any of the selling security holders, acting alone or in concert with one another, may be considered statutory underwriters under the securities act of 1933, if they are directly or indirectly conducting an illegal distribution of the securities on behalf of our corporation. For instance, an illegal distribution may occur if any of the selling securities holders provide us with cash proceeds from their sales of the securities. If any of the selling shareholders are determined to be underwriters, they may be liable for securities violations in connection with any material misrepresentations or omissions made in this prospectus.

In addition, the selling security holders and any brokers and dealers through whom sales of the securities are made may be deemed to be "underwriters" within the meaning of the securities act, and the commissions or discounts and other compensation paid to such persons may be regarded as underwriters' compensation.

In addition, selling shareholders will be selling at $.01 or whatever the current market for the stock as quoted on the NQB Pink Sheets may be.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

None

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made.

    Not applicable. No securities are being sold on behalf of the Company.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[ ] No

Not applicable

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not applicable. None of the proceeds of this offering will come to the Company.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Will interest on proceeds during escrow period be paid to investors? [ ] Yes[ ] No

Not applicable. None of the proceeds of this offering will come to the Company.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

The company has not imposed any resale restriction on shares currently outstanding . However, as those shares were issued pursuant to an exemption from Registration under the Securities Act of 1933, as amended, such shares have resale restrictions imposed upon them by rules promulgated by the Securities and Exchange Commission. Such shares may be sold in limited quantities as defined in Securities Act Rule 144 after one year from their date of issuance if sufficient public information is available as required by section 15c-211 of the Securities Exchange Act of 1934 as amended. Such shares would have to be sold in a "broker's transaction", thus pre-supposing the existence of a public market for the shares. Otherwise, such shares could only be sold in private transaction pursuant to an exemption from registration and continue to carry a restrictive legend.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The company has made no distribution of dividends or redeemed any stock.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

Each officer and key employee listed below may be contacted at the address and phone number provided in item 1 above.

29. through 32 Chief Executive Officer, President, Director

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

CEO & President	Open Sesame Systems Toronto	1996 – 1999

A CEO of Open Sesame Systems Toronto, Mr. Ferguson was responsible for building the creating, structuring and executing the business plan of OSST. The business plan involved the formation and definition of the OSST's sales, marketing, and delivery of software development, consulting services offered to the North American Market.

Mr. Ferguson organized OSST into three Disciplines: Consulting, Technology and Outsourcing Services. The Consulting Services discipline partnered with CEOs and senior management to ensure that they effectively unleashed the power inherent in their technology investments. During Mr. Ferguson's tenure he brought OSST's offering to such organizations as TD Bank, Bank of Montreal, Steelcase, Shaw Cablesystems, and National Post.

Director, Canadian Operations Magic Software Enterprises 1999 – 2000

Mr. Ferguson became director of Canadian Operations of Magic Software Enterprises subsequent to Magic Software Enterprises acquisition of Open Sesame Systems Toronto where Mr. Ferguson was CEO & President. In this capacity, he provided a transition role for the Magic Software's management team to assume the reigns of OSST's operations after their acquisition of OSST.

CEO & President Synchronicity Software Solutions 2000 – 2003

Synchronicity Software Solutions is a startup company wholly owned by Mr. Ferguson. Synchronicity provides 110 white label products in eight product Suites, designed specifically for ebusiness, allowing you to execute your business at any moment, in any context, in any geography. It's built for today's business, entirely web-based and constructed with the sole purpose of providing an organization with an application that maximizes the internet as a medium for executing business operations ranging from content management and event planning to customer support, order processing, and invoicing. Synchronicity's software products are ready to use "out-of-the-box" as either a self-hosted or web-service, and do not require a long, arduous, risky implementation cycle.

Mr. Ferguson is responsible for defining the product offering and setting up sales and marketing channels.

Education

Bachelors of Arts at University of Maryland

Also a director of the Company [x] Yes [ ] No

Mr. Ferguson intends to spend 100% of his time on company business.

DIRECTORS OF THE COMPANY

33. Number of Directors: 1. Directors are elected annually.

34. Information concerning outside or other Directors (i.e. those not described above):

None

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[X] Yes [ ] No Explain:

Mr. Ferguson has a long background in technology startup companies, however, he has never worked for a news publishing organization. He has initiated several technology startup ventures in varying capacities from President, Sales and Marketing, Operations, and Chief Technology officer.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Appropriate non disclosure and confidentiality documents are in place for Mr. Ferguson, however, he has never worked for or managed a company in the same business or industry as Metropolis.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Yes. Mr. Ferguson started Synchronicity Software as more fully described above.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

DS Consulting has been contracted to develop the software for Metropolis for both cash and shares.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The company does not maintain any key-man life insurance.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the

Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name	Avg. Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Don Daniel Lee Ferguson*	.01	5,000,000	22.2%	5,000,000	22.2%
DS Consulting*	.01	5,000,000	22.2%	5,000,000	22.2%
1282864Ontario Inc.	.01	7,500,000	33.3%	0	0%
Matador Consulting	.01	1,500,000	6.6%	0	0%
Eamonn Flynn	.01	3,500,000	15.5%	0	0%

*DS Consulting is beneficially owned by Shuly Partush who is married to Don Daniel Lee Ferguson, president of the Company.

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 5,000,000 shares (22.2 % of total outstanding)*

After offering:
a) Assuming minimum securities sold: 5,000,000 shares (22.2 % of total outstanding)

b) Assuming maximum securities sold: 5,000,000 shares (22.2% of total outstanding)

*DS Consulting is beneficially owned by Shuly Partush who is married to Don Daniel Lee Ferguson, president of the Company. DS Consulting beneficially owns 5,000,000 shares of common stock. DS Consulting is the programming arm of the company and Daniel Ferguson is the management and direction of the corporation.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Yes, DS Consulting is owned by Shuly Partush who is Mr. Ferguson's wife.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

DS Consulting has been engaged to develop the news publishing software for the sum of $75,000.00, which includes $50,000 via the issuance of 5,000,000 shares and $25,000 in cash. DS Consulting is owned by Mr. Ferguson's wife. The term of the contract include paying DS Consulting for the development of the software, in exchange, DS Consulting receives both cash and shares.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not applicable

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:
* Note: **Other** represents $50,000.00 in shares that translates into 5 million shares

	Cash	**Other**
Don Daniel Lee Ferguson, CEO (1)	$0	$50,000
Chief Operating Officer		

Chief Accounting Officer
Key Personnel:

Others:		
DS Consulting, Inc. (2)	$25,000	$50,000
Total:	$25,000	$100,000
Directors as a group (1 person)	$0	$50,000

(1) by issuance of 5,000,000 shares of common stock at $.01 per share
(2) by issuance of 5,000,000 shares of common stock at $.01 per share

(b) If remuneration is expected to change or has been unpaid in prior years, explain: Not applicable

(c) If any employment agreements exist or are contemplated, describe: There is an employment agreement with Mr. Ferguson.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

There are no shares subject to issuance pursuant to stock purchase agreements, options, warrants or rights.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

There are no common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Future stock purchase agreements, stock options, warrants or rights are not required to be approved by shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Company has an employment agreement with Mr. Ferguson, its president. Mr. Ferguson is responsible for the day-to-day operations of the business, including its strategic direction, its product development cycles and human resource functions.

Mr. Ferguson will provide his services to the Corporation for a term of one (1) year. commencing on February 1, 2003 and ending on the first anniversary date of the Agreement, unless terminated in accordance with the provisions of the agreement. His salary shall be reviewed at the following intervals: 6 months, 1 year and each anniversary date thereafter.

His responsibilities include: All executive functions, including responsibility for all day-to-day operations of the business, strategic planning, hiring, marketing and sales.

The Corporation shall pay to the Mr. Ferguson an annual base salary of $75,000.00.

The Corporation shall be entitled to terminate his Agreement at any time and without prior notice to the Employee if the employee is prevented by illness or physical or mental disability or otherwise from performing such duties as are necessary for them to perform the Services hereunder for a period of two (2) consecutive months or periods aggregating four (4) months in any twelve (12) month period during the Term The Corporation shall pay to the Employee his salary for Services to the date of termination.

The Corporation shall be entitled to terminate the agreement without cause at any time upon payment of a severance amount equal to or greater of: I) In the first year; three months compensation, and 60 days written notice. In subsequent years; one month compensation for each year or part thereof and 60 days written notice.

The Corporation shall be entitled to terminate the agreement without notice if the Employee shall be guilty of any material breach or non-observance of any of the provisions of the agreement or shall materially neglect, fail or refuse to carry out the duties properly assigned to him.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering,indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The company is not an S corporation under the Internal Revenue Code of 1986.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Metropolis expects that the news publishing industry will require a significant technology restructuring. This restructuring is caused the newly available technologies that reduce the amount of manual labor involved in disseminating information. It is expected that Metropolis will create a software product that is applicable to this industry.

Metropolis runs the risk of missing the mark in terms of required functionality of the product.

Metropolis expects a tremendous demand from the industry and may miscalculate the amount of change the industry will undergo to implement its software, and the willingness to change.

Metropolis will be negatively affected by escalating pressure on the world community to fight terrorism by initiating wars with perceived terrorist nations. This will shift the focus of the economy away from the product offering of Metropolis to more military concerns.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form1-A. See P. 52 below.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

We are a start-up, software Development Company and have not yet generated or realized any revenues from our proposed business operations.

Our auditors may issue a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated unless and until we complete the development and marketing of our News and Community management platform. Accordingly, we must raise cash from sources other than the sale of software programs. Our only other source for cash at this time is investments by others in our company. We must raise cash in order to implement our project and stay in business.

In order to meet our need for cash we are attempting to raise money from this offering. There is no assurance that we will be able to raise enough money through this offering to stay in business. Whatever money we do raise, will be applied first to our offering expenses and then to pay ongoing software development and marketing costs. If we do not raise all of the money we need from this offering, we will have to find alternative sources, such as a second public offering, a private placement of securities, or loans from our officers or others. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and cannot raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely.

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are a start-up software development company and have not generated any revenues from our proposed operations so far. We may not be successful in our proposed business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration and/or development of our interests, and possible cost overruns due to price and cost increases in services.

We are seeking equity financing in this current offering in order pay our ongoing costs of software development and marketing.

We have no assurance that future financing will be available to us on acceptable terms. If such financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

RESULTS OF OPERATIONS

From Incorporation to Present

We are a start-up software development company. We were incorporated in the State of Nevada in May 1991. The company previously attempted mergers, but did not commence any operations until recently.

We have not completed the development of any software programs. In February, 2003 we entered into a software development agreement with DS Consulting Inc., a software development firm operated by Shuly Partush, which specializes in the development of enterprise software. Pursuant to the terms of the software development agreement, DS Consulting will develop the software platform for the News and Community management platforms. Under the terms of the agreement, we are required to pay a total of $75,000 in $50,000 will be paid in shares and $25,000 in cash.

We intend to use the funds raised in this offering, if any, for completion of all development expenses and marketing costs in connection with this News Management Software platform. If we are able to, we will then commence the development of subsequent software platforms.

We have not earned any revenues to date. We may never earn any revenues. Any revenues that we do earn, if any, we expect to arise from the following sources:

"Pay-per-use", on-line advertising, and licensing of the platform to licensees and/or third party software developers.

Hits on any advertisements that we place on our proposed web site.

Licensing of the executable News and/or Community management system to third party vendors. We anticipate charging approximately $100,000 per license to utilize our executable code (medium to large-scale applications).

Since inception, we have used our common stock to raise money and for corporate expenses. Net cash provided by debt and equity financing activities from inception on May 11, 2000 to August 9, 2001 was $23,075 as a result of proceeds received from short-term loans and advances.

Background

Corporations worldwide are spending huge sums of capital to be part of the growing communications and e-commerce trends. Many businesses will build on their brand name and direct customers to their website where they will close the transaction loop.

Metropolis and its partners, deliver e-business solutions , technology supervision, digital printing, web design, graphic design, advertising, marketing, database support and business development support and services. Metropolis Software Solutions responds to clients' complex e-business challenges with seamless service with an integrated approach to service delivery.

Metropolis strives to partner with clients, not merely work with them. Metropolis constantly seeks out process improvements and explores alternative efficiencies; the company communicates and passes on these opportunities to clients. The vision of Metropolis is to take a percentage of all transactions that happen over the Internet.

By developing integrated, leading edge and cost-effective business solutions, Metropolis Software Solutions will tap into a currently "wanting" market for one-stop solutions and deliver comprehensive business-building solutions.

Metropolis is able to offer unique solutions that will integrate traditional methods of doing business as well as empowering business with new technology to offer clients a competitive edge in the new economy.

A company's Internet business process can be broken down into two large areas - management of the front-end and the back-end.

> The front-end management involves: the initial set-up of the site, creating a personalized look, adding shopping cart functionality, enabling a client to list and browse products, and a variety of other marketing and sales related functionalities.
>
> The back-end tools allow a business to manage various business processes such as: contact/customer management, email blast/fax blast and other customer communication processes. It also integrates order entry, inventory control, technical support, AP/AR/GL and additional accounting related processes.

Employees, suppliers, managers, and the customers of a business are able to log-on, from anywhere in the world, and view information relevant to their needs.

Metropolis Technology

Accessing and providing instant information to clients and employees is crucial to maintaining a competitive edge. In this Internet revolution, organizations want the ability to establish and maintain a comprehensive client profile and contact history. Metropolis is an integrated data and knowledge base that gives everyone in the organization the ability to deliver premium customer service.

Metropolis is more than data collection. Metropolis is a series of Internet based business modules that facilitate data-interaction, demographic profiling, and instant communication. This powerful, data-driven engine is designed to deliver the contact and business management edge needed in today's growing, web-based business-to-business economy. Metropolis can be a total, integrated solution. It also has the flexibility to be customized to a client's specific needs and can be deployed to work seamlessly with existing systems.

Liquidity and Capital Resources

As of the date of this registration statement, we have yet to generate any revenues from our business operations.

The company has experienced losses since inception. These losses are due to the company not yet beginning any revenue producing activities and the company being in the development stage.

During the next twelve months the company intends to do the following things to generate revenues:

TIMELINE

Metropolis will initiate product development that will provide the organization with a product to sell. Subsequently, it will place a senior management team in place to initiate the process of selling and marketing the product. However, even after the company begins generating revenue it anticipates that it will incur loses until its second year of operation.

The following sets out the timeline of our proposed operations over the next twelve months.

3rd Quarter 2003

Complete Setup of Server Room, including integration of web servers, application servers, and database servers.

Search appropriate domain names, and register key city domains. Purchase domains names from 3rd part vendors if necessary.

Commence integration of third party applications for the Metropolis Platform. Complete outsource contract negotiations for telemarketing company to generate sales leads. Develop marketing efforts (promotional materials) to assist outsource sales organizations.

By end of quarter secure one new licensee for Metropolis News Management platform including executable code. (Total 1 this quarter)

4th Quarter 2003

Aim to secure at least 1 new platform sale each month in this quarter of the Metropolis News management platform. (Total 3 this quarter)

Start research and development work for the Community management System. Modification of the core news management software and development of the community management system including modifications of new designs for enhanced, next-generation algorithms starting by mid-quarter, aimed at specific community based market opportunities

Concurrently, create marketing materials to support the community management system.

1st Quarter 2004

Aim to secure at least 1 new platform sale every 20 days of the Metropolis News management platform. (Total 4 this quarter)

Expand into new premises to support increased staffing levels. Begin the process of developing advertising campaign. By end of quarter finish development of Community Management System.

Begin the process of hiring a direct sales team to promote the sale of the community management system.

2nd Quarter 2004

Continue to secure at least 1 new platform sale every 20 days of the Metropolis News management platform. (Total 4 this quarter)

Aim to secure 1 new Community Management Platform sale this quarter.

Begin introducing additional 3rd party services into the existing channel and continue to develop sales in the news management channel. Re-evaluate market conditions and if appropriate, start international expansion.

Begin the translation of the software into foreign languages. Expand the marketing campaign by looking for strategic relationships in foreign markets.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

As we are a new company we do not have sufficient historical operating results to provide any meaningful analysis.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 0 %. What is the anticipated gross margin for next year of operations? Approximately 0 %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Not applicable.

50. Foreign sales as a percent of total sales for last fiscal year: 0 %. Domestic government sales as a percent of total domestic sales for last fiscal year: 0 %. Explain the nature of these sales, including any anticipated changes:

No such sales have taken place.

Metropolis Technologies Corp.

(A Development Stage Company)

Financial Statements

For the Years Ended December 31, 2002 and 2001

And From Inception (May 16, 1991) Through December 31, 2002

Metropolis Technologies Corp.
(Formerly Plas-Tech, Inc.)
(A Development Stage Company)
Balance Sheets

	December 31,	
	2002	2001
Assets		
Assets	$-	$-
Liabilities and Stockholders' Equity		
Liabilities	$-	$-
Stockholders' Equity		
Common stock, $.001 par value; 100,000,000 shares authorized; 20,622 and 396 shares issued and outstanding, respectively	12	9
Additional paid in capital	49,839	39,729
Accumulated deficit during development stage	(49,851)	(39,738)
Total Stockholders' Equity	-	-
Total Liabilities and Stockholders' Deficit	$-	$-

Metropolis Technologies Corp.
(Formerly Plas-Tech, Inc.)
(A Development Stage Company)
Statements of Operations

	For the Period from May 16, 1991 (Inception) to December 31, 2002	For the Year Ended December 31,	
		2002	2001
Expenses			
Selling, general and administrative	$ 49,851	$ 10,113	$ 8,631
Total Expenses	49,851	10,113	8,631
Net Loss	$ (49,851)	$ (10,113)	$ (8,631)
Basic loss per share		$ (1.41)	$ (24.18)
Weighted average common shares		7,157	357

Metropolis Technologies Corp.
(Formerly Plas-Tech, Inc.)
(A Development Stage Company)
Statements of Operations

	For the Period from May 16, 1991 (Inception) to December 31, 2003	For the Year Ended December 31,	
		2268.915822	-1262.765242
		2130.935689	-1714.994789
		1,993	(2,167)
Expenses		1,855	(2,619)
		1,717	(3,072)
Selling, general and administrative	$ (78,337)	$ 1,579	$ (3,524)
Total Expenses	(113,945)	1,441	(3,976)
	(149,553)	1,303	(4,428)
Net Loss	$ (185,161)	$ 1,165	$ (4,881)
		1,027	(5,333)
		889.11	(5,785.06)
Basic loss per share		$ 751.13	$ (6,237.29)
		613	(6,690)
Weighted average common shares		475	(7,142)

(Formerly Plas-Tech, Inc.)
(A Development Stage Company)
Statement of Stockholders' Equity

	Common Stock		Additional Paid-in	Stock Issued at Less Than	Accumulated	
	Shares	Amount	Capital	Par Value	Deficit	Total
December 1, 1996 - Issuance of common stock for services at $0.001 per share (restated for subsequent reverse stock splits)	1	$ 1	$ 199	$ -	$ -	$ 200
Net loss for the period from inception (December 1, 1996) to December 31, 1996	-	-	-	-	(200)	(200)
Balance at December 31, 1996	1	1	199	-	(200)	-
December 18, 1997 - 170:1 reverse stock split	-	-	-	-	-	-
Net loss - December 31, 1997	-	-	-	-	-	-
Balance at December 31, 1997	1	1	199	-	(200)	-
January 1, 1998 - Issuance of common stock for services at $0.001 per share (restated for subsequent reverse stock splits)	37	1	3,699	-	-	3,700
Net loss - December 31, 1998	-	-	-	-	(3,700)	(3,700)
Balance at December 31, 1998	38	2	3,898	-	(3,900)	-
August 30, 1999 - Reverse merger and reorganization with B Squared Technologies, Inc. (restated for subsequent reverse stock splits)	141	1	14,132	-	-	14,133
Net loss - December 31, 1999	-	-	-	-	(14,133)	(14,133)
Balance at December 31, 1999	179	3	18,030	-	(18,033)	-
June 19, 2000 - Issuance of common stock for services at $0.001 per share (restated for subsequent reverse stock splits)	87	1	8,658		-	8,659
July 10, 2000 - Issuance of common stock for services at $0.001 per share (restated for subsequent reverse stock splits)	6	1	637		-	638
November 27, 2000 - Issuance of common stock for services at $0.001 per share (restated for subsequent reverse stock splits)	38	1	3,776			3,777
Net loss - December 31, 2000	-	-	-	-	(13,074)	(13,074)
Balance at December 31, 2000	310	6	31,101	-	(31,107)	-
April 17, 2001 - Issuance of common stock for services at $0.001 per share (restated for subsequent reverse stock splits)	8	1	820		-	821

Metropolis Technologies Corp.
(Formerly Plas-Tech, Inc.)
(A Development Stage Company)
Statement of Stockholders' Equity

	Common Stock		Additional Paid-in	Stock Issued at Less Than		Accumulated	
	Shares	Amount	Capital	Par Value		Deficit	Total
Subtotals	392	8	39,330			(31,107)	8,231
August 17, 2001 - Issuance of common stock for services at $0.001 per share (restated for subsequent reverse stock splits)	4	1	399				400
Net loss - December 31, 2001	-	-	-	-		(8,631)	(8,631)
Balance at December 31, 2001	396	9	39,729	-		(39,738)	-
July 16, 2002 - 200:1 reverse stock split	-	-	-	-		-	-
August 30, 2002 - Issuance of common stock for services at $0.001 per share (restated for subsequent reverse stock split)	226	1	112	-		-	113
August 31, 2002 - Issuance of common stock for services at $0.001 per share (restated for subsequent reverse stock split)	20,000	2	9,998	-		-	10,000
Net loss - December 31, 2002	-	-	-	-		(10,113)	(10,113)
Balance at December 31, 2002	20,622	$ 12	$ 49,839	$ -	$ -	$ (49,851)	$ -

Metropolis Technologies Corp.
(Formerly Plas-Tech, Inc.)
(A Development Stage Company)
Statements of Cash Flows

	For the Period from May16, 1991 (Inception) to December 31, 2002	For the Year Ended December 31,	
		2002	2001
Cash flows from operating activities:			
Net loss	$(49,851)	$ (10,113)	$(8,631)
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock issued for services	49,851	10,113	8,631
Net cash used in operating activities	-	-	-
Net increase (decrease) in cash	-	-	-
Cash at beginning of year	-	-	-
Cash at end of year	$-	$-	$ -
Supplemental Information			
Cash Paid For:			
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Non-cash transactions:			
Issuance of common stock for B Squared Technologies, Inc. acquisition	$14,133	$-	$-
Issuance of common stock for services	$49,851	$10,113	$8,631

Metropolis Technologies Corp.
(Formerly Plas-Tech, Inc.)
(A Development Stage Company)
Notes to Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Activity

Metropolis Technologies Corporation (the "Company"), formerly known as Plas-Tech, Inc., was incorporated on May 16, 1991 under the name Battery World, Inc. in the state of Nevada.

The Company has gone through a series of name changes since it was incorporated in 1991 as Battery World, Inc. The name changes were as follows:

Date	Name
December 1997	Essex Acquisition Corp.
September 1999	B Squared Technologies, Inc.
August 2002	Plas-Tech, Inc.
February 2003	Metropolis Technologies Corporation

The Company is in the development stage and is developing a software product for news publishing.

Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at December 31, 2002 and 2001.

Income Taxes

Income taxes are calculated under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, the liability method is used in accounting for income taxes, which includes the effects of temporary differences between financial and taxable amounts of assets and liabilities. The Company has established a valuation allowance to fully offset potential deferred tax assets.

Metropolis Technologies Corp.
(Formerly Plas-Tech, Inc.)
(A Development Stage Company)
Notes to Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Net Loss Per Share

Net loss per share is presented under Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). Basic earnings per share is computed by using the weighted average number of common shares outstanding and excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is computed using the weighted average number of common and dilutive common shares outstanding during the period.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. These financial statements show that there are no revenues and the Company incurred net losses of $10,113 and $8,631 for the years ended December 31, 2002 and 2001, respectively. The future of the Company is dependent upon its ability to obtain financing and upon future successful explorations and profitable operations from the development of the mining properties. Management is pursuing various sources of equity financing. Although the Company plans to pursue additional financing, there can be no assurance that the Company will be able to secure such financing or obtain financing on terms beneficial to the Company. Failure to secure such financing may result in the Company's inability to continue as a going concern.

These financial statements do not include any adjustments relating to the recoverability and classifications of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

NOTE 2 - STOCKHOLDERS' EQUITY (DEFICIT)

a. December 1996 - Issuance of 6 shares of common stock to the Company's founders, as restated for subsequent reverse stock splits, for services rendered at a value of $200.
b. January 1998 - Issued 37 shares of common stock for services at a value of $3,700.

c. August 1999 - Issued 141 shares of common stock to acquire B Squared at a value of $14,133.

d. June 2000 - Issued 87 shares of common stock for services at a value of $8,659.

e. July 2000 - Issued 6 shares of common stock for services at a value of $638.

f. November 2000 - Issued 38 shares of common stock for services at a value of $3,777.

g. April 2001 - Issued 8 shares of common stock for services at a value of $821.

h. June 2001 - Issued 74 shares of common stock for services at a value of $7,410.

i. August 2001 - Issued 4 shares of common stock for services at a value of $400.

j. August 2002 - Issued 226 shares for services at a value of $113.

k. August 2002 - Issued 20,000 shares for services at a value of $10,000.

NOTE 3 - INCOME TAXES

The reasons for the differences between income taxes at the statutory income tax rates and the provision (benefit) for income taxes are summarized as follows:

	December 31,			
	2002		2001	
Income tax benefits at statutory rates	$	(10,113)	$	(8,610)
Deferred tax benefits		10,113		8,610
Income tax benefit	$	-	$	-

Due to net operating losses and the uncertainty of realization, no tax benefit has been recognized for operating losses. At December 31, 2002, net operating losses of approximately $36,000 are available for carryforward against future years' taxable income and begin expiring in the year 2014. The Company's ability to utilize its net operating loss carryforwards is uncertain and thus a valuation reserve has been provided against the Company's net deferred tax assets.

NOTE 4 - SUBSEQUENT EVENTS

In January 2003, the Company entered into a consulting agreement with its President. The agreement is for a term of one year but can be extended by mutual written consent. The agreement calls for the President to provide managerial services to the Company for which he will be paid an annual fee of $50,000.

In January 2003, the Company entered into a consulting agreement with a stockholder of the Company. The agreement is for a term of one year but can be extended by mutual written consent. The agreement calls for the stockholder to act as software developer for the Company for which the stockholder will receive an annual fee of $50,000 in shares.

In February 2003, the Company issued 5,000,000 shares of its common stock valued at $50,000 to the President of the Company in payment of the consulting agreement.

In February 2003, the Company issued 5,000,000 shares of its common stock valued at $50,000 to a stockholder of the Company in payment of the stockholder's software developing consulting agreement.

In February 2003, the Company issued 7,500,000 shares of its common stock for $75,000 under the Securities Act of 1933, as amended under Regulation S.

In February 2003, the Company issued 5,000,000 shares of its common stock valued at $50,000 to purchase certain computer equipment.

In February 2003, the Company authorized a reverse stock split of 500:1. All share amounts shown in the financial statements reflect the affect of this reverse split.

PART III
EXHIBITS

2.1	Articles of Incorporation (and amendments) and Bylaws
6.1	Agreement between the Company and Don Daniel Ferguson
6.2	Agreement between the Company and DS Consulting
8.1	Asset Purchase Agreement between the Company and Basec Development
11.1	Opinion of Jonathan D. Leinwand, P.A.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on May 30, 2003.

(Issuer): Metropolis Technologies Corp.

By (Signature and Title): /s/ Don Ferguson
Don Ferguson - Director.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature): /s/ Anita Mallick
Anita Mallick
(Title): Director

(Selling Security Holder): Matador Consulting Corp.

(Date): May 30, 2003.

(Signature): /s/ Eamonn Flynn
Eamonn Flynn

(Selling Security Holder): Eamonn Flynn

(Date): May 30, 2003.

(Signature): Pierre Ber
Pierre Ber

(Title): Authorized Signing Officer

(Selling Security Holder): 1282864 Ontario Inc.

(Date): May 30, 2003.

Exhibit 2.1

RECT #116..
FILING FEE $125.00 K.R
FILED BY; MAX TANNER
2950 E. FLAMINGO #G
LAS VEGAS,NV 89121

ARTICLES OF INCORPORATION

OF

BATTERY WORLD, INC.

KNOW AL . MEN BY THESE PRESENTS:

That we, the undersigned, have this day voluntarily associated ourselves together for the purpose of forming a Corporation under and pursuant to the laws of the State of Nevada, and we do hereby certify that:

ARTICLE I - NAME: The exact name of this Corporation is:

Battery World, Inc.

ARTICLE II - PRINCIPAL OFFICE AND REGISTERED AGENT:

The principal office and place of business in the State of Nevada of this Corporation shall be located at 2950 East Flamingo Road, Suite G, Clark County, Las Vegas, Nevada. The resident agent of the Corporation is Max C. Tanner, 2950 East Flamingo Road, Suite G, Las Vegas. Nevada 89121.

ARTICLE III - DURATION: The Corporation shall have perpetual existence.

ARTICLE IV - PURPOSES: The purpose, object and nature of the business for which this Corporation is organized are:

(a) To engage in any lawful activity;

(b) To carry on such business as may be necessary, convenient, or desirable to accomplish the above purposes, and to do all other things incidental thereto which are not forbidden by law or by these Articles of Incorporation.

ARTICLE V - POWERS: The powers of the Corporation shall be those powers granted by 78.060 and 78.070 of the Nevada Revised Statutes under which this corporation is formed. In addition, the Corporation shall have the following specific powers:

(a) To elect or appoint officers and agents of the Corporation and to fix their compensation;

(b) To act as an agent for any individual, association, partnership, corporation or other legal entity;

(c) To receive, acquire, hold, exercise rights arising out of the ownership or possession thereof, sell, or otherwise dispose of, shares or other interests in, or obligations of, individuals, associations, partnerships, corporations, or governments;

(d) To receive, acquire, hold, pledge, transfer, or otherwise dispose of shares of the corporation, but such shares may only be purchased, directly or indirectly, out of earned surplus;

(e) To make gifts or contributions for the public welfare or for charitable, scientific or educational purposes, and in time of war, to make donations in aid of war activities.

ARTICLE VI - CAPITAL STOCK:

Section 1. Authorized Shares. The total number of shares which this Corporation is authorized to issue is 25,000,000 shares of Common Stock at $.001 par value per share.

Section 2. Voting Rights of Shareholders. Each holder of the Common Stock shall be entitled to one vote for each share of stock standing in his name on the books of the Corporation.

Section 3. Consideration for Shares. The Common Stock shall be issued for such consideration, as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the judgment of the Directors as to the value of any property for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the Board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable. The Articles shall not be amended in this particular.

Section 4. Preemptive Rights. Except as may otherwise be provided by the Board of Directors, no holder of any shares of the stock of the Corporation, shall have any preemptive right to purchase, subscribe for, or otherwise acquire any shares of stock of the Corporation of any class now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase, or otherwise acquire such shares.

Section 5. Stock Rights and Options. The Corporation shall have the power to create and issue rights, warrants, or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, upon such terms and conditions and at such times and prices as the Board of Directors may provide, which terms and conditions shall be incorporated in an instrument or instruments evidencing such rights. In the absence of fraud, the judgment of the Directors as to the adequacy of consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

ARTICLE VII - ASSESSMENT OF STOCK: The capital stock of this Corporation, after the amount of the subscription price has been fully paid in, shall not be assessable for any purpose, and no stock issued as fully paid up shall ever be assessable or assessed. The holders of such stock shall not be individually responsible for the debts, contracts, or liabilities of the Corporation and shall not be liable for assessments to restore impairments in the capital of the Corporation.

ARTICLE VIII - DIRECTORS: For the management of the business, and for the conduct of the affairs of the Corporation, and for the future definition, limitation, and regulation of the powers of the Corporation and its directors and shareholders, it is further provided:

Section 1. Size of Board. The members of the governing board of the Corporation shall be styled directors. The number of directors of the Corporation, their qualifications, terms of office, manner of election, time and place of meeting, and powers and duties shall be such as are prescribed by statute and in the by-laws of the Corporation. The name and post office address of the directors constituting the first board of directors, which shall be One (1) in number are:

NAME	ADDRESS
Max C. Tanner	2950 East Flamingo Road Suite G Las Vegas, Nevada 89121

Section 2. Powers of Board. In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board of Directors is expressly authorized and empowered:

(a) To make, alter, amend, and repeal the By-Laws subject to the power of the shareholders to alter or repeal the By-Laws made by the Board of Directors.

(b) Subject to the applicable provisions of the ByLaws then in effect, to determine, from time to time, whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to shareholder inspection. No shareholder shall have any right to inspect any of the accounts, books or documents of the Corporation, except as permitted by law, unless and until authorized to do so by resolution of the Board of Directors or of the Shareholders of the Corporation;

(c) To issue stock of the Corporation for money, property,services rendered, labor performed, cash advanced, acquisitions for other corporations or for any other assets of value in accordance with the action of the board of directors without vote or consent of the shareholders and the judgment of the board of directors as to value received and in return therefore shall be conclusive and said stock, when issued, shall be fully-paid and non-assessable.

(d) To authorize and issue, without shareholder consent, obligations of the Corporation, secured and unsecured, under such terms and conditions as the Board, in its sole discretion, may determine, and to pledge or mortgage, as security therefore, any real or personal property of the Corporation, including after-acquired property;

(e) To determine whether any and, if so, what part, of the earned surplus of the Corporation shall be paid in dividends to the shareholders, and to direct and determine other use and disposition of any such earned surplus;

(f) To fix, from time to time, the amount of the profits of the Corporation to be reserved as working capital or for any other lawful purpose;

(g) To establish bonus, profit-sharing, stock option, or other types of incentive compensation plans for the employees, including officers and directors, of the Corporation, and to fix the amount of profits to be shared or distributed, and to determine the persons to participate in any such plans and the amount of their respective participations.

(h) To designate, by resolution or resolutions passed by a majority of the whole Board, one or more committees, each consisting of two or more directors, which, to the extent permitted by law and authorized by the resolution or the By-Laws, shall have and may exercise the powers of the Board;

(i) To provide for the reasonable compensation of its own members by By-Law, and to fix the terms and conditions upon which such compensation will be paid;

(j) In addition to the powers and authority herein before, or by statute, expressly conferred upon it, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the corporation, subject, nevertheless, to the provisions of the laws of the State of Nevada, of these Articles of Incorporation, and of the By-Laws of the Corporation.

Section 3. Interested Directors. No contract or transaction between this Corporation and any of its directors, or between this Corporation and any other corporation, firm, association, or other legal entity shall be invalidated by reason of the fact that the director of the Corporation has a direct or indirect interest, pecuniary or otherwise, in such corporation, firm, association, or legal entity, or because the interested director was present at the meeting of the Board of Directors which acted upon or in reference to such contract or transaction, or because he participated in such action, provided that: (1) the interest of each such director shall have been disclosed to or known by the Board and a disinterested majority of the Board shall have nonetheless ratified and approved such contract or transaction (such interested director or directors may be counted in determining whether a quorum is present for the meeting at which such ratification or approval is given); or (2) the conditions of N.R.S. 78.140 are met.

ARTICLE IX - LIMITATION OF LIABILITY OF OFFICERS OR DIRECTORS: The personal liability of a director or officer of the corporation to the corporation or the Shareholders for damages for breach of fiduciary duty as a director or officer shall be limited to acts or omissions which involve intentional misconduct, fraud or a knowing violation of law.

ARTICLE X - INDEMNIFICATION: Each director and each officer of the corporation may be indemnified by the corporation as follows:

(a) The corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with the action, suit or proceeding, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suite or proceeding, by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(b) The corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprice against expenses including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense.

(d) Any indemnification under subsections (a) and (b) unless ordered by a court or advanced pursuant to subsection (e), must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(i) By the stockholders;

(ii) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

(iii) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(iv) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

(e) Expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

(f) The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

(i) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection (b) or for the advancement of expenses made pursuant to subsection (e) may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(ii) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ARTICLE XI - PLACE OF MEETING; CORPORATE BOOKS: Subject to the laws of the State of Nevada, the shareholders and the Directors shall have power to hold their meetings, and the Directors shall have power to have an office or offices and to maintain the books of the Corporation outside the State of Nevada, at such place or places as may from time to time be designated in the By-Laws or by appropriate resolution.

ARTICLE XII - AMENDMENT OF ARTICLES: The provisions of these Articles of Incorporation may be amended, altered or repealed from time to time to the extent and in the manner prescribed by the laws of the State of Nevada, and additional provisions authorized by such laws as are then in force may be added. All rights herein conferred on the directors, officers and shareholders are granted subject to this reservation.

ARTICLE XIII - INCORPORATOR: The name and address of the sole incorporator signing these Articles of Incorporation is as follows:

NAME	POST OFFICE ADDRESS
1. Max C. Tanner	2950 East Flamingo Road, Suite G Las Vegas, Nevada 89121

IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation this 15th day of May, 1991.



Max C. Tanner



SHIRLEY A. BLACKBURN
Notary Public - State of Nevada
CLARK COUNTY
My Appointment Expires June 20, 1993

STATE OF NEVADA)
) ss:
COUNTY OF CLARK)

On May 15, 1991, personally appeared before me, a Notary Public, Max C Tanner who acknowledged to me that he executed

CERTIFICATE OF AMENDMENT

OF

ARTICLES OF INCORPORATION

James E. Franklin hereby certifies that:

1. He is the President and Secretary of Battery World, Inc., a Nevada Corporation.

2. Article I., of the Articles of Incorporation of this Corporation is hereby amended to read as follows:

Article I.

The name of the corporation is ESSEX ACQUISITION CORP.

3. The foregoing amendment of the Articles of Incorporation has been duly approved by the Board of Directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required written Consent of Shareholders in accordance with Section 78.320(b)(2) of the Nevada Revised Statutes. The total number of outstanding shares of the Corporation is 200,000. The number of shares voting in favor of the Amendment was 150.000 representing 75.00%. The percentage of vote required was more than 50%.

The undersigned declare under the penalty of perjury that the matters set forth in the foregoing certificate are true of their own knowledge.

Executed at San Diego, California on November 26, 1997



James E. Franklin - President



James E. Franklin - Secretary

C 4087-91

STATE OF NEVADA
SECRETARY OF STATE

KA FILED
APR 26 1999
Dean Heller
Secretary of State

CERTIFICATE OF REINSTATEMENT

I, DEAN HELLER, the duly elected Secretary of State of the State of Nevada, do hereby certify that ESSEX ACQUISITION CORP., a corporation formed under the laws of the State of NEVADA having paid all filing fees, licenses, penalties and costs, in accordance with the provisions of Title 7 of the Nevada Revised Statutes as amended, for the years and in the amounts as follows:

1998-1999	List of Officers - penalty	$100.00
1999-2000	List of Officers	$85.00
Reinstatement		$50.00
total		$235.00

and otherwise complied with the provisions of said section, the said corporation has been reinstated, and that by virtue of such reinstatement it is authorized to transact its business in the same manner as if the aforesaid filing fees, licenses, penalties and costs had been paid when due.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office in Carson City, Nevada, on April 26, 1999.

Dean Heller

Secretary of State

By: Kaylie Allen

Certification Clerk

FILED
IN THE OFFICE OF THE SECRETARY OF STATE OF THE STATE OF NEVADA
DEC 18 1997
No. C4087-91
DEAN HELLER SECRETARY OF STATE

Receipt No. FY9800034614
GEORGE G. CHACHAS
12/18/1997 135.00
REC'D BY KR ($75)

CERTIFICATE FILED PURSUANT TO NRS § 78.207

James E. Franklin hereby certifies that:

1. He is the President and Secretary of ESSEX ACQUISITION CORP., a Nevada Corporation.

2. Article VI. of the Articles of Incorporation of this Corporation is amended pursuant to NRS § 78.207, to read as follows:

ARTICLE VI. - CAPITAL STOCK

Section 1. Authorized Shares. The Amount of the total authorized capital stock of the corporation is 25,000,000 shares with par value of $0.001. All of the said shares shall be one class, without series or other distinction, and shall be designated as "Common Stock."

Section 2. Voting Rights of Shareholders. Each holder of the Common Stock shall be entitled to one vote for each share of stock standing in his name on the books of the Corporation.

Section 3. Consideration for Shares. The Common Stock shall be issued for such consideration as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the judgment of the Directors as to the value of any property for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the Board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable. The Articles shall not be amended in this particular.

Section 4. Preemptive rights. Except as may otherwise be provided by the Board of Directors, no holder of any shares of the stock of the Corporation, shall have any preemptive right to purchase, subscribe for, or otherwise acquire any shares of stock of the Corporation of any class now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase, or otherwise acquire such shares.

Section 5. Stock Rights and Options. The Corporation shall have the power to create and issue rights, warrants, or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, upon such terms and conditions and at such times and prices as the Board of Directors may provide, which terms and conditions shall be incorporated in an instrument or instruments evidencing such rights. In the absence of fraud, the judgment of the Directors as to the adequacy of consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

Upon the amendment of this Article VI., as hereinabove set forth, each share of the common Stock outstanding as of the date of filing, shall become and represent 0.0058 shares of the Common Stock.

3. The foregoing amendment of Articles of Incorporation, including the above 1 for 170 Reverse Stock split of the outstanding shares of Common Stock, has been duly approved by the Board of Directors in accordance with Section 78.207 of the Nevada Revised Statutes.

4. The current number of authorized shares before the change is 25,000,000 shares of Common Stock, $.001 Par Value.

5. The number of authorized shares after the change is 25,000,000 shares of Common Stock, $.001 Par Value.

The undersigned declare under the penalty of perjury that the matters set forth in the foregoing certificate are true of their own knowledge.

Executed at San Diego, California on December 14, 1997

James E. Franklin - President

James E. Franklin - Secretary

STATE OF CALIFORNIA)
COUNTY OF SAN DIEGO)

On December 14, 1997, before me, personally appeared JAMES E. FRANKLIN, personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity, and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s)acted, executed the instrument.

WITNESS my hand and official seal

Notary Public


San Diego County

FILED IN THE OFFICE OF THE SECRETARY OF STATE OF THE STATE OF NEVADA
SEP 16 1999
No. C 4087-91
DEAN HELLER, SECRETARY OF STATE

7/A ($125)

ARTICLES OF MERGER OF FOREIGN CORPORATION INTO ESSEX ACQUISITION CORP.

Pursuant to the provisions of Nevada Revised Statutes 92A.100 to Nevada Revised Statutes 92A.240 inclusive, as amended, the undersigned domestic and foreign corporations adopt the following articles of merger for the purpose of merging them into one of such corporations:

First: The names of the undersigned corporations and the jurisdiction under whose laws each of the corporation is organized are:

Essex Acquisition Corp. — Nevada

B Squared Technologies, Inc. — Delaware

Second: The laws of the jurisdiction under which such foreign corporation is organized permits such a merger.

Third: The name of the surviving corporation is Essex Acquisition Corp. and it is to be governed by the laws of the State of Nevada.

Fourth: A plan of merger has been adopted by each constituent corporation.

Fifth: The Agreement and Plan of Merger, attached to these Articles, was approved by a total of 3,951,925 shares out of a total of 7,066,344 shares entitled to vote (no shares voted against the merger) of the foreign corporation in the manner prescribed by the laws of the jurisdiction under which it is organized, and such vote was sufficient for approval. The plan of merger was also approved the Board of Directors of the undersigned domestic corporation has been adopted by more than 50% of the outstanding shareholders in the corporation as in the manner prescribed by the Nevada Revised Statutes, and such vote was sufficient for approval.

Sixth: Each outstanding share of B Squared Technologies, Inc. (Delaware) shall be transferable into two shares of Essex Acquisition Corp. (Nevada).

Dated: August 30, 1999.

Essex Acquisition Corp.
(Nevada)

By: ______________ Pres.
Mark Crist, President

By: ______________
Mark Crist, Secretary

1

Verification

State of Nevada
} SS
County of Clark

On this August 30, 1999, before me, the undersigned, a Notary Public in and for said State, personally appeared Mark Crist, personally known to me (or proved to me on the basis of satisfactory evidence) to be the persons who subscribed their names to the Articles of Merger and acknowledged to me that they executed the same freely and voluntarily and for the use and purposes therein mentioned.



By: ______________________
Notary Public in and for said County and State

21

FILED
IN THE OFFICE OF THE SECRETARY OF STATE OF THE STATE OF NEVADA

SEP 24 1999

No. C 4087-91

DEAN HELLER, SECRETARY OF STATE

AMENDED ARTICLES OF INCORPORATION OF ESSEX ACQUISITION CORP.

Pursuant to the provisions of Nevada Revised Statutes 92A.100 to Nevada Revised Statutes 92A.240 inclusive, as amended, the undersigned corporation adopts the following articles of amendment to its Articles of Incorporation:

AMENDMENT I

First: ARTICLE I. of the Articles of Incorporation as now filed is stricken in its entirety, and the following Article I substituted therefor as if it had been a part of the original Articles of Incorporation:

ARTICLE I

The complete name of the Corporation is B Squared Technologies, Inc.

Second: The date of adoption of this amendment by the shareholders of this corporation is September 23, 1999.

Third: This amendment to the Articles of Incorporation, of the Corporation, has been duly adopted in accordance with the provisions of Section 78.385 and 78.390 of the Nevada Revised Statutes. This Amendment was approved by the Board of Directors of the undersigned domestic corporation and has been adopted by more than 50% of the outstanding shareholders in the corporation as in the manner prescribed by the Nevada Revised Statutes and such vote was sufficient for approval.

IN WITNESS WHEREOF of the undersigned, the Secretary of the Corporation has executed this Amendment to the Articles of Incorporation this 23rd day of September, 1999.

By: [signature]
Stan Hong, Secretary and Vice President

TOTAL P.02

28

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

(After Issuance of Stock)

FILED # C 5897-91

JUN 09 2000

(100.00) PE

Filed by: INVOICE

. . . B Squared Technologies, Inc. . . . .
Name of Corporation

We the undersigned . . . . . . President . . . . and
President or Vice President

. . . . . . Secretary . . . . of . . B Squared Technologies, Inc.
Secretary or Assistant Secretary Name of Corporation

do hereby certify:

That the Board of Directors of said corporation at a meeting duly convened, held on the . . 30th . . .

day of . May . . . . 2000, adopted a resolution to amend the original articles as follows:

Article . . . . 6 . . . . . is hereby amended to read as follows:

The number of common shares is increased to one hundred million (100,000,000) shares.

The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 18,683,99 that the said change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

. . . .
President or Vice President

. . . .
Secretary or Assistant Secretary

State of CALIFORNIA . . . . }
County of ORANGE . . . . } ss.

On JUNE 6, 2000 . . . . personally appeared before me, a Notary Public,
BRIAN JUE + STAN HONG . . . . who acknowledged
Names of Persons Appearing and Signing Document

that they executed the above instrument.

. . . .
Signature of Notary

(Notary Stamp or Seal)


LISA UEHMANN
COMM. #1174805
Notary Public California
ORANGE COUNTY
My Commission Exp.



DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Office Use Only

FILED # C4087-91

JUL 1 6 2002

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

Important: Read attached instructions before completing form.

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
- Remit in Duplicate -

1. Name of corporation: B Squared Technologies, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Resolved that the corporation reverse split its common stock 200 to 1 with no effect on the number of shares authorized.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 52%.*

4. Officer Signature (Required):

[signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.



DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Office Use Only.
FILED # C 4087-91
SEP 2 6 2002
IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

Important: Read attached instructions before completing

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
- Remit in Duplicate -

1. Name of corporation: B SQUARED TECHNOLOGIES, INC.

2. The articles have been amended as follows (provide article numbers, if available):

THE NAME OF THE CORPORATION HAS BEEN CHANGED TO ' PLAS-TECH, INC.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 90% *

4. Officer Signature (Required):

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.



DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Office Use Only:
FILED # C 4087-91
OCT 2 8 2002
IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

Important: Read attached instructions before completing

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
- Remit in Duplicate -

1. Name of corporation: FLAS - TECH, INC.

2. The articles have been amended as follows (provide article numbers, if available):

SHARES ISSUED AND OUTSTANDING HAVE BEEN CONSOLIDATED ON A ONE (1) NEW SHARE FOR EVERY FIVE HUNDRED (500) OLD.

SHARES AUTHORIZED REMAIN THE SAME

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 80

4. Officer Signature (Required): [signature] 10/28/02

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.



DEAN HELLER
Secretary of State

202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708


Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Office Use Only:

Important: Read attached instructions before completing form.

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
- Remit in Duplicate -

1. Name of corporation: Plas-Tech, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

The name of the Corporation is Metropolis Corp.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 67%.*

4. Officer Signature (Required):

X [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.

Exhibit 6.1

CONSULTING AGREEMENT

THIS AGREEMENT is entered into on the 20 day of January, 2003, between Metropolis Technologies Corp, (the "Corporation") and Don Ferguson, (the "Consultant").

1. RECITALS

1.1. The Corporation wishes to engage the Consultant to provide consulting services on the terms set out herein.

1.2. The Consultant wishes to accept this engagement by the Corporation.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

2. DEFINITIONS

2.1. In this Agreement,

(a) **"Agreement"** means this agreement as it may be amended from time to time.

(b) **"Confidential Information"** means all confidential or proprietary information, intellectual property (including trade secrets, business models and procedures, and customer lists) and material change and material facts relating to the business and affairs of the Corporation that have not been disseminated to the public.

3. ENGAGEMENT

3.1. The Consultant irrevocably agrees to be engaged as managerial consultant and provide such services commensurate with the position to the Corporation, or such affiliated or related entity of the Corporation as the Corporation may deem more appropriate from time to time for taxation or business reasons (and for purposes of this agreement, such affiliated or related entity or entities are included in the definition of the "Corporation");

3.2. The Consultant represents, warrants and covenants that the Consultant has the right and capacity to enter into and to perform his obligations under this agreement.

4. COMPENSATION

4.1. As compensation for the Consultant's services set out herein, the Corporation agrees to pay the Consultant a fee for services in the annual amount of ($50,000.00) Fifty thousand United States dollars, less deductions or withholdings required by law and any other deductions that are mutually agreed.

5. TERM OF AGREEMENT

5.1. This Agreement shall have a term of (1) one year. The parties may extend the term by mutual written agreement.

6. TERMINATION

6.1. This Agreement may be terminated after (30) thirty days from the date first written above by either party giving (30) Thirty days written notice of intent to terminate.

6.2. The Corporation may terminate this Agreement on 30) Thirty days written notice if the Consultant is in breach of any of its covenants or agreements set out in Article 3 herein unless the breach is corrected within the (30) Thirty day notice period.

6.3. The Consultant may terminate this Agreement on (30) Thirty days written notice if the Corporation is in breach of any of its covenants or agreements set out herein unless the breach is corrected within the (30) Thirty day notice period.

7. CONFLICTS

7.1. The Consultant is in the business of providing similar services to other companies and such services as provided to others whether their business be similar to that of the Corporation, will not be a breach of this Agreement or considered a conflict of interest on the part of the Consultant.

8. CONFIDENTIAL INFORMATION

8.1. During the term of this Agreement and at all times after the termination of this Agreement, the Consultant will keep confidential all Confidential Information and will not use, for the benefit of the Consultant or others (except in connection with the business and affairs of the Corporation in the course of providing services hereunder) any Confidential Information and will not disclose any Confidential Information to any person except in the course of providing services under this Agreement to a person who is employed by the Corporation or with the Corporation's prior consent and in accordance with applicable law. The foregoing prohibition will not apply to any Confidential Information if:

(a) The Confidential Information is available to the public or in the public domain at the time of disclosure or use.

(b) Disclosure of the information is required to be made by operation of law, in which case the Consultant will notify the Corporation immediately upon learning of that requirement; or

(c) Disclosure is made with the Corporation's prior written approval.

8.2. Consultant acknowledges that the Confidential Information may be deemed "insider trading" for purposes of Canadian provincial securities laws and United States federal and state securities laws.

8.3. Consultant agrees not to use the Confidential Information in any manner which would violate Canadian provincial, or United States federal or state securities laws, and will indemnify and hold Corporation harmless from any liability caused by the Consultant's use of Confidential Information or trading in Corporation's securities when in possession of Confidential Information.

8.4. Consultant agrees that it shall not, directly or indirectly, and shall procure that is employees, agents and independent contractors do not, directly or indirectly disclose, disseminate, or make use of the Confidential Information for its own benefit or for the benefit of any person or entity other than the Corporation except in accordance with the provisions of this Agreement, and not for any other purpose.

8.5. If the Consultant should ever breach or threaten breach of this agreement, Consultant agrees to pay the Corporation's reasonable legal fees and disbursements incurred in obtaining equitable relief to restrain and enjoin use or disclosure or dissemination of the Confidential Information by the Consultant and by any third party who obtained such Confidential Information, directly or indirectly from Consultant, and to pay adequate compensation to the Corporation for whatever damages are caused by such breach.

9. REGULATORY APPROVALS

9.1. If any of the provisions set out in this Agreement require regulatory approval, the Corporation undertakes to forthwith upon execution of this Agreement make application for such approval. The Consultant shall not be obligated to commence providing services under this agreement until such approvals are obtained. At the option of the Corporation all other provisions of this Agreement that are tied to the date of the Agreement may be extended to the date of said approvals.

10. RELATIONSHIP

10.1. Except to the extent that the Parties otherwise agree in writing, this Agreement does not constitute and shall not be construed as constituting a partnership, joint venture, or employer/employee relationship between the Parties. The Consultant shall at all times remain an independent contractor of the Corporation, and neither party shall represent itself to be a employee of the other, nor assume any obligation or enter into any contract on behalf of the other. Except as required by law or pursuant to this Agreement, neither party shall have any liability or responsibility to the other party for any withholding, collection or payment of income taxes, unemployment insurance, statutory or other taxes.

11. NOTICE

11.1. Any notice or other instrument required or permitted to be given hereunder shall be in writing and may be given by delivery in person or by prepaid registered mail, telex, telegram or telecopy:

(a) In the case of the Corporation, to: 1185 Eglinton Ave. E. Suite 901, Toronto, ON M3C 3C6.
Facsimile: 416 352-5950
and

(b) In the case of the Consultant, to: 100 Pico Cres., Thornhill, ON L4J 8P3.

provided that if any interruption in the postal service of the jurisdiction of the party giving or receiving any notice is in effect or known to be pending, any such notice or direction as aforesaid shall be given by personal delivery, telex, telegram or telecopy. Any notice or other instrument, if delivered as aforesaid, shall be deemed to have been given on the date of delivery, if given by telex, telegram or telecopy as aforesaid, shall be deemed to have been given on the next business day following the date of sending and, if mailed as aforesaid, shall be deemed to have been given on the fifth business day following the day on which it was mailed. Either party may change its address for service from time to time by notice given in accordance with the foregoing.

12. GENERAL

12.1. The Corporation may assign this Agreement. The Consultant may assign this Agreement with the prior written approval of the Corporation.

12.2. The parties agree that no party may commence or continue any proceedings in any court of law in any jurisdiction to enforce the obligations of any other party to this agreement and no party at any time shall be entitled to commence or continue any proceedings in any court of law in any jurisdiction with respect to any omission of any material fact in this agreement.

12.3. This Agreement shall enure to the benefit of and be binding upon the Corporation, its successors and assigns, and the Consultant and his successors and permitted assigns.

12.4. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The courts of the Province of Ontario shall have non-exclusive jurisdiction over any dispute arising out of the performance or interpretation of this agreement. The parties submit to the jurisdiction of the courts of the Province of Ontario. Notwithstanding the foregoing, the parties agree that the Consultant's services as director of the Corporation shall at all times be subject to the law governing corporations in Nevada and all other applicable United States and Nevada laws.

12.5. The Consultant agrees that the breach by the Consultant of any provision of this Agreement will cause irreparable damage to the Corporation, and upon any such breach, the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, without the necessity of proving actual damages.

12.6. The division of this Agreement into sections and the insertion of headings herein are for convenience of reference only and shall not affect the interpretation hereof.

12.7. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceable without invalidating the remaining provisions of this Agreement, and any prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable that provision in any other jurisdiction. For any provision severed there will be deemed substituted a like provision to accomplish the intent of the parties as closely as possible to the provision as drafted, as determined by any court or arbitrator having jurisdiction over any relevant proceeding, to the extent permitted by the applicable law.

12.8. This agreement constitutes the entire agreement between the parties pertaining to the subject matter. There are no warranties, representations or agreements between the parties in connection with the subject matter except as are specifically set out or referred to in this Agreement. No reliance is placed on any representation, opinion, advice or assertion of fact made by either party or its directors, officers, employees or agents to the other party, or its directors, officers or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there is to be no liability, whether in tort or in contract, assessed in relation to any such representation, opinion, advice or assertion of fact, except to the extent aforesaid.

12.9. Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound. The failure of either party at any time to require performance by the other party of any provisions of this Agreement will in no way affect the right of that party to require performance of any provisions. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any breach of any provision of this Agreement be construed as a waiver of any continuing or succeeding breach of such provision unless otherwise expressly provided.

12.10. This Agreement constitutes the entire understanding of the parties relating to the subject matter hereof and replaces all previous agreements, written or oral, between the parties relating to the subject matter hereof.

12.11. All amounts in this Agreement are stated and will be paid in United States currency.

12.12. This Agreement may be executed in any number of counterparts, including facsimile signatures, which shall be deemed as original signatures. All executed counterparts shall constitute one Agreement, notwithstanding that all signatories are not signatories to the original or the same counterpart.

12.13. No presumption shall operate in favour of or against any Party hereto as a result of any responsibility that such Party may have had for drafting this Agreement or any portion thereof.

12.14. Each of the parties hereto acknowledges that it has read and understood the terms of this agreement. Each of the parties acknowledges that such party has been advised to seek independent legal advice with respect to the terms and conditions and effect of this agreement and has received same, or has decided not to seek independent legal advice and to rely on his/her/its own judgment. Each of the parties shall pay all of their own expenses (including solicitors' and accountants' fees) in connection with the negotiation, drafting, and performance of their respective obligations hereunder and the consummation of the transactions contemplated hereby (whether consummated or not).

IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and by the hands of their proper officers duly authorized.





Don Ferguson

Metropolis Technologies Corp.





Don Ferguson - President

Exhibit 6.2

CONSULTING AGREEMENT

THIS AGREEMENT is entered into on the 20 day of January, 2003, between Metropolis Technologies Corp. (the "Corporation") and DS Consulting (the "Consultant").

1. RECITALS

1.1. The Corporation wishes to engage the Consultant to provide consulting services on the terms set out herein.

1.2. The Consultant wishes to accept this engagement by the Corporation.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

2. DEFINITIONS

2.1. In this Agreement,

(a) **"Agreement"** means this agreement as it may be amended from time to time.

(b) **"Confidential Information"** means all confidential or proprietary information, intellectual property (including trade secrets, business models and procedures, and customer lists) and material change and material facts relating to the business and affairs of the Corporation that have not been disseminated to the public.

3. ENGAGEMENT

3.1. The Consultant irrevocably agrees to be engaged as Software Developer of News Dissemination Software and provide such services commensurate with the position to the Corporation, or such affiliated or related entity of the Corporation as the Corporation may deem more appropriate from time to time for taxation or business reasons (and for purposes of this agreement, such affiliated or related entity or entities are included in the definition of the "Corporation");

3.2. The Consultant represents, warrants and covenants that the Consultant has the right and capacity to enter into and to perform his obligations under this agreement.

4. COMPENSATION

4.1. As compensation for the Consultant's services set out herein, the Corporation agrees to pay the Consultant a fee for services in the annual amount of ($50,000.00) Fifty thousand United States dollars, less deductions or withholdings required by law and any other deductions that are mutually agreed.

5. TERM OF AGREEMENT

5.1. This Agreement shall have a term of (1) one year. The parties may extend the term by mutual written agreement.

6. TERMINATION

6.1. This Agreement may be terminated after (30) thirty days from the date first written above by either party giving (30) Thirty days written notice of intent to terminate.

6.2. The Corporation may terminate this Agreement on 30) Thirty days written notice if the Consultant is in breach of any of its covenants or agreements set out in Article 3 herein unless the breach is corrected within the (30) Thirty day notice period.

6.3. The Consultant may terminate this Agreement on (30) Thirty days written notice if the Corporation is in breach of any of its covenants or agreements set out herein unless the breach is corrected within the (30) Thirty day notice period.

7. CONFLICTS

7.1. The Consultant is in the business of providing similar services to other companies and such services as provided to others whether their business be similar to that of the Corporation, will not be a breach of this Agreement or considered a conflict of interest on the part of the Consultant.

8. CONFIDENTIAL INFORMATION

8.1. During the term of this Agreement and at all times after the termination of this Agreement, the Consultant will keep confidential all Confidential Information and will not use, for the benefit of the Consultant or others (except in connection with the business and affairs of the Corporation in the course of providing services hereunder) any Confidential Information and will not disclose any Confidential Information to any person except in the course of providing services under this Agreement to a person who is employed by the Corporation or with the Corporation's prior consent and in accordance with applicable law. The foregoing prohibition will not apply to any Confidential Information if:

(a) The Confidential Information is available to the public or in the public domain at the time of disclosure or use.

(b) Disclosure of the information is required to be made by operation of law, in which case the Consultant will notify the Corporation immediately upon learning of that requirement; or

(c) Disclosure is made with the Corporation's prior written approval.

8.2. Consultant acknowledges that the Confidential Information may be deemed "insider trading" for purposes of Canadian provincial securities laws and United States federal and state securities laws.

8.3. Consultant agrees not to use the Confidential Information in any manner which would violate Canadian provincial, or United States federal or state securities laws, and will indemnify and hold Corporation harmless from any liability caused by the Consultant's use of Confidential Information or trading in Corporation's securities when in possession of Confidential Information.

8.4. Consultant agrees that it shall not, directly or indirectly, and shall procure that is employees, agents and independent contractors do not, directly or indirectly disclose, disseminate, or make use of the Confidential Information for its own benefit or for the benefit of any person or entity other than the Corporation except in accordance with the provisions of this Agreement, and not for any other purpose.

8.5. If the Consultant should ever breach or threaten breach of this agreement, Consultant agrees to pay the Corporation's reasonable legal fees and disbursements incurred in obtaining equitable relief to restrain and enjoin use or disclosure or dissemination of the Confidential Information by the Consultant and by any third party who obtained such Confidential Information, directly or indirectly from Consultant, and to pay adequate compensation to the Corporation for whatever damages are caused by such breach.

9. REGULATORY APPROVALS

9.1. If any of the provisions set out in this Agreement require regulatory approval, the Corporation undertakes to forthwith upon execution of this Agreement make application for such approval. The Consultant shall not be obligated to commence providing services under this agreement until such approvals are obtained. At the option of the Corporation all other provisions of this Agreement that are tied to the date of the Agreement may be extended to the date of said approvals.

10. RELATIONSHIP

10.1. Except to the extent that the Parties otherwise agree in writing, this Agreement does not constitute and shall not be construed as constituting a partnership, joint venture, or employer/employee relationship between the Parties. The Consultant shall at all times remain an independent contractor of the Corporation, and neither party shall represent itself to be a employee of the other, nor assume any obligation or enter into any contract on behalf of the other. Except as required by law or pursuant to this Agreement, neither party shall have any liability or responsibility to the other party for any withholding, collection or payment of income taxes, unemployment insurance, statutory or other taxes.

11. NOTICE

11.1. Any notice or other instrument required or permitted to be given hereunder shall be in writing and may be given by delivery in person or by prepaid registered mail, telex, telegram or telecopy:

(a) In the case of the Corporation, to: 1185 Eglinton Ave. E. Suite 901, Toronto, ON M3C 3C6
Facsimile: 416 352-5950
and

(b) In the case of the Consultant, to: 100 Pico Cres., Thornhill, ON L4J 8P3

provided that if any interruption in the postal service of the jurisdiction of the party giving or receiving any notice is in effect or known to be pending, any such notice or direction as aforesaid shall be given by personal delivery, telex, telegram or telecopy. Any notice or other instrument, if delivered as aforesaid, shall be deemed to have been given on the date of delivery, if given by telex, telegram or telecopy as aforesaid, shall be deemed to have been given on the next business day following the date of sending and, if mailed as aforesaid, shall be deemed to have been given on the fifth business day following the day on which it was mailed. Either party may change its address for service from time to time by notice given in accordance with the foregoing.

12. GENERAL

12.1. The Corporation may assign this Agreement. The Consultant may assign this Agreement with the prior written approval of the Corporation.

12.2. The parties agree that no party may commence or continue any proceedings in any court of law in any jurisdiction to enforce the obligations of any other party to this agreement and no party at any time shall be entitled to commence or continue any proceedings in any court of law in any jurisdiction with respect to any omission of any material fact in this agreement.

12.3. This Agreement shall ensure to the benefit of and be binding upon the Corporation, its successors and assigns, and the Consultant and his successors and permitted assigns.

12.4. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The courts of the Province of Ontario shall have non-exclusive jurisdiction over any dispute arising out of the performance or interpretation of this agreement. The parties submit to the jurisdiction of the courts of the Province of Ontario. Notwithstanding the foregoing, the parties agree that the Consultant's services as director of the Corporation shall at all times be subject to the law governing corporations in Nevada and all other applicable United States and Nevada laws.

12.5. The Consultant agrees that the breach by the Consultant of any provision of this Agreement will cause irreparable damage to the Corporation, and upon any such breach, the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, without the necessity of proving actual damages.

12.6. The division of this Agreement into sections and the insertion of headings herein are for convenience of reference only and shall not affect the interpretation hereof.

12.7. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceable without invalidating the remaining provisions of this Agreement, and any prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable that provision in any other jurisdiction. For any provision severed there will be deemed substituted a like provision to accomplish the intent of the parties as closely as possible to the provision as drafted, as determined by any court or arbitrator having jurisdiction over any relevant proceeding, to the extent permitted by the applicable law.

12.8. This agreement constitutes the entire agreement between the parties pertaining to the subject matter. There are no warranties, representations or agreements between the parties in connection with the subject matter except as are specifically set out or referred to in this Agreement. No reliance is placed on any representation, opinion, advice or assertion of fact made by either party or its directors, officers, employees or agents to the other party, or its directors, officers or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there is to be no liability, whether in tort or in contract, assessed in relation to any such representation, opinion, advice or assertion of fact, except to the extent aforesaid.

12.9. Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound. The failure of either party at any time to require performance by the other party of any provisions of this Agreement will in no way affect the right of that party to require performance of any provisions. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any breach of any provision of this Agreement be construed as a waiver of any continuing or succeeding breach of such provision unless otherwise expressly provided.

12.10. This Agreement constitutes the entire understanding of the parties relating to the subject matter hereof and replaces all previous agreements, written or oral, between the parties relating to the subject matter hereof.

12.11. All amounts in this Agreement are stated and will be paid in United States currency.

12.12. This Agreement may be executed in any number of counterparts, including facsimile signatures, which shall be deemed as original signatures. All executed counterparts shall constitute one Agreement, notwithstanding that all signatories are not signatories to the original or the same counterpart.

12.13. No presumption shall operate in favour of or against any Party hereto as a result of any responsibility that such Party may have had for drafting this Agreement or any portion thereof.

12.14. Each of the parties hereto acknowledges that it has read and understood the terms of this agreement. Each of the parties acknowledges that such party has been advised to seek independent legal advice with respect to the terms and conditions and effect of this agreement and has received same, or has decided not to seek independent legal advice and to rely on his/her/its own judgment. Each of the parties shall pay all of their own expenses (including solicitors' and accountants' fees) in connection with the negotiation, drafting, and performance of their respective obligations hereunder and the consummation of the transactions contemplated hereby (whether consummated or not).

IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and by the hands of their proper officers duly authorized.

DS Consulting





Shuly Kartush

Metropolis Technologies Corp.





Don Ferguson - President

Exhibit 8.1

Date: February 6, 2003

BUSINESS ASSET
SALE AND PURCHASE AGREEMENT

THIS AGREEMENT is made and entered into by:

A. Basec Development Inc. 142 Castlefield Ave., Toronto, Ontario M4R 1G7, ("SELLER")

and

B. Metropolis Technologies Corp. 1185 Eglinton Ave E. Suite 901, Toronto, Ontario M3C 3C6, ("PURCHASER").

all of the SELLER'S assets and properties pertaining to the business known as "Basec Development Inc.", located at 142 Castlefield Ave Toronto, Ontario M4R1G7. The assets to be conveyed to PURCHASER by SELLER at the closing include all inventory, customer records, materials, supplies, equipment, leasehold improvements, furniture, furnishings, fixtures, transferable licenses, name, telephone numbers, leasehold interest, and other assets used in the business.

This sale does not include the books and records of SELLER, accounts receivable, cash on hand.

See attached Schedule A of Equipment

2. Fifty thousand Dollars ($50,000.00). The total purchase price for the assets to be transferred by SELLER to PURCHASER.

3. **CLOSING**.

This transaction shall close on/about **February 6, 2003.**

4. **LIABILITIES**. PURCHASER shall assume:

Except for such obligations, PURCHASER shall not be obligated and will not assume or become liable for any obligations or liabilities of SELLER. At the closing, all of SELLER's accounts payable, liens, liabilities of any type and other encumbrances of SELLER affecting the business being transferred which are existing on or arise prior to the closing shall be paid from the proceeds of the sale contemplated herein. The parties intend PURCHASER shall acquire ownership of the assets being purchased free and clear of all claims, liens and other encumbrances, except as set forth herein.

5. **CONDITIONS OF ASSETS**.

All assets of SELLER's business being transferred to PURCHASER shall be in good working order at the closing. SELLER shall be responsible for repairing any items
found defective prior to the closing.

6. **REPRESENTATIONS OF SELLER**. SELLER represents to PURCHASER that:

6.01 SELLER is in good standing and has the power to sell its assets as provided for herein.

6.02 SELLER is the owner of and has good and marketable title to all of the assets, free and clear of any liens, encumbrances or claims whatsoever, except as set forth in Section 6 above with respect to the existing obligations (if any) to be assumed by PURCHASER.

6.03 SELLER possesses all licenses necessary to operate the business being transferred to PURCHASER.

6.04 There are no judgements, liens, actions or proceedings pending or threatened by or against SELLER.

6.05 The business of SELLER will be conducted up to the date of closing in accordance with all laws, rules and regulations, and SELLER will operate and maintain the business in regular course and not violate the terms of any contracts with third parties.

7. **CONDITIONS TO CLOSING**.

On or prior to the closing, SELLER shall obtain any necessary consents from third parties required for the transfer of the assets to PURCHASER, including, but not limited to, consent from the landlord, if applicable, and consent from any holders of mortgages against the assets of the business being assumed by PURCHASER.

8. AGREEMENT NOT TO COMPETE.

SELLER and all stockholders and/or partners of SELLER shall agree at the closing in writing not to compete with the business being sold to PURCHASER hereunder for a period of N/A months following the closing date within the area of N/A.

9. INSPECTION OF PROPERTY, BOOKS AND RECORDS.

For a period of ten (10) calendar days following the execution of this Agreement by both parties, PURCHASER shall have the right at mutually agreeable times to inspect the assets and records of SELLER. If PURCHASER is not satisfied with such review, PURCHASER shall have the right to cancel this Agreement for any reason and receive a return of the deposits paid if written notice of PURCHASER's objection is received by SELLER and the BROKER within ten (10) calendar days of the date of this Agreement. Upon any such cancellation, all deposits paid shall be returned to PURCHASER and each of the parties shall have no further obligation to each other.

10. FURTHER COOPERATION.

Each of the parties agrees to take whatever actions as may be necessary to carry out the terms of this Agreement following the closing.

11. DATE OF AGREEMENT.

The date of this Agreement shall be the last date this Agreement is signed by both SELLER and PURCHASER.

12. DEFAULT.

In the event SELLER refuses or is unable to consummate the sale of the assets provided for herein, the earnest money deposit received by the BROKER shall be returned to PURCHASER upon demand. In the event such default of SELLER is intentional, PURCHASER shall be entitled to receive an additional amount equal to fifty (50%) percent of the deposit, as liquidated damages.

In the event PURCHASER fails to complete the purchase after all terms and conditions have been met by SELLER, fifty percent (50%) of the deposits paid by PURCHASER shall be retained by BROKER as liquidated damages, and the remaining fifty percent (50%) shall be paid to SELLER as liquidated damages.

13. SURVIVAL OF REPRESENTATIONS.

All representations, warranties and agreements of the parties contained in this Agreement shall survive the closing.

14. AMENDMENT.

This Agreement may be amended at any time in writing executed by SELLER and PURCHASER; however, no such amendment shall affect the BROKER unless the BROKER joins in the execution of any such amendment.

15. CONTRACT REVIEW.

From the date of execution of this contract, Buyer and Seller shall have FIVE (5) Business days to have this contract, which includes any addenda or amendments to it, reviewed by their respective attorneys to verify that the forms and Language only used herein adequately protects their respective clients and to have the necessary changes made within such time, so long as the substance of and material terms in this contract shall remain unchanged.

16. ATTORNEYS' FEES.

In the event any party shall be forced to retain the services of legal counsel to enforce the terms of this Agreement whether suit be brought or not, the prevailing party shall be entitled to be reimbursed for all attorneys' fees and court costs incurred.

17. EFFECT OF OFFER.

The offer by PURCHASER hereunder shall be in effect for N/A ___(_) hours after execution by PURCHASER. If SELLER has not accepted this Agreement by such time, the deposit paid shall be returned to PURCHASER on demand and all rights of PURCHASER under this Agreement terminated.

18. OTHER

WITNESS: LAURA BELL

[signature]

WITNESS: LAURA BELL.

[signature]

PURCHASER:
Metropolis Technologies Corp.

[signature]

Don Ferguson

Date: February 6, 2003

SELLER:
Basec Development Inc.

[signature]

Eamonn Flynn

Date: February 6, 2003

Schedule A

BASEC DEVELOPMENT INC.
ASSET LIST
as at February 6, 2003.

HP Netserver	$15,000
IBM eServer	$20,000
Xerox Photo Copier	$3,000
HP Colour Printer	$7,000
Xerox DocuTech Printer	$5,000
Total Fair Market Value:	$50,000.00 USD

Exhibit 11.1

Jonathan D. Leinwand, P.A.

12955 Biscayne Blvd.
Suite 328
North Miami, FL 33181
Tel: (305) 981-4524
Fax: (954) 252-4265

E-mail: jonathan@jdlpa.com

March 28, 2003

Don Daniel Lee Ferguson, President
Metropolis Technologies Corp
2384 Yonge Steet, Suite 1232
Toronto, ON M4P 3E4

Dear Mr. Ferguson:

In connection with the registration pursuant to Regulation A under the Securities Act of 1933 (the "Act") of 12,500,000 shares (the "Securities") of Common Stock, par value $.001 per share, of Metropolis Technologies Corp., a Nevada corporation (the "Company"), we, as your counsel, have examined such corporate records and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. We have also relied upon representations of the corporation. Upon the basis of such examination, we advise you that, in our opinion:

The Securities have been validly issued and are fully paid and nonassessable.

The foregoing opinion is limited to the Federal laws of the United States, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We have relied upon information obtained from public officials, officers of the Company and other sources believed by us to be responsible.

We hereby consent to the filing of this opinion as an exhibit to the registration statement relating to the Securities and to the reference to us under the heading "Validity of Common Stock" in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very Truly Yours,

JONATHAN D. LEINWAND, P.A.

By: 
JONATHAN D. LEINWAND, ESQ.